UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Baskerville Unlimited, LLC d.b.a. VoltCell

Legal status of issuer

> ***Form***
> Limited Liability Company
>
> ***Jurisdiction of Incorporation/Organization***
> Texas
>
> ***Date of organization***
> June 12, 2023

Physical address of issuer
11325 Pegasus Street, Suite W210 , Dallas, TX 75238

Website of issuer
www.voltcellbatteries.com

Name of intermediary through which the Offering will be conducted
Seed At The Table, LLC

CIK number of intermediary
0001808131

SEC file number of intermediary

007-00230

CRD number, if applicable, of intermediary
005548762

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
2% of Raise Amount in SAFE Equity

Name of qualified third party "Escrow Agent" which the Offering will utilize
North Capital Private Securities Corporation

Type of security offered
Revenue Share Note

Target number of Securities to be offered
400

Price (or method for determining price)
$100.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$120,000.00

Deadline to reach the target offering amount
March 31, 2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$57,879.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$9,800.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$9,800.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

September 30, 2023

FORM C

Up to $120,000.00

Baskerville Unlimited, LLC d.b.a. VoltCell



Revenue Share Note

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Baskerville Unlimited, LLC d.b.a. VoltCell, a Texas Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Revenue Share Note of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $120,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Seed At The Table, LLC (the "Intermediary"). The Intermediary will be entitled to receive 2% of Raise Amount in SAFE Equity related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$0	$100.00
Aggregate Minimum Offering Amount	$50,000.00	$2,000.00	$38,000.00
Aggregate Maximum Offering Amount	$120,000.00	$6,000.00	$114,000.00

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.
(2)   Seed At The Table, LLC will receive 2% of Raise Amount in SAFE Equity in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.voltcellbatteries.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300

holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is September 30, 2023.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

NORTH CAPITAL, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.voltcellbatteries.com

The Company must continue to comply with the ongoing reporting requirements until:
1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Baskerville Unlimited, LLC d.b.a. VoltCell (the "Company") is a Texas Limited Liability Company, formed on June 12, 2023.

The Company is located at 11325 Pegasus Street, Suite W210 , Dallas, TX 75238.

The Company's website is www.voltcellbatteries.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

VoltCell is a household battery brand specializing in the sale of quality batteries, including AA, AAA, 9V, and more, with a focus on performance, reliability, and affordability, generating revenue through direct sales to consumers and potential distribution partnerships.

The Offering

Minimum amount of Revenue Share Note being offered	400
Total Revenue Share Note outstanding after Offering (if minimum amount reached)	400
Maximum amount of Revenue Share Note	1,200
Total Revenue Share Note outstanding after Offering (if maximum amount reached)	1,200
Purchase price per Security	$100.00
Minimum investment amount per investor	$100.00
Offering deadline	March•• •; 202••
Use of proceeds	See the description of the use of proceeds on page 36 hereof.
Voting Rights	See the description of the voting rights on page 46 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we have not generated revenue, do foresee generating revenue in the near future and therefore rely on external financing.

We are a startup Company, and our business model currently focuses on product /supply quality and cash requirements rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately $50,000.00, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;

* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;

* The rate of progress and cost of development activities;

* The need to respond to technological changes and increased competition;

* The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

* The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;

* Sales and marketing efforts to bring these new product candidates to market;

* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and

* Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences, or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Texas on June 12, 2023. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

Our management team has limited experience in the battery industry and has not managed a business with similar risks and challenges specific to our business.

Members of our management team may make decisions detrimental to our business and/or be unable to successfully manage our operations. The ineffective management of our business will have a negative effect on our results of operations.

The development and commercialization of our battery products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved battery products and thus may be better equipped than us to develop and commercialize battery products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our battery products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide manufacturing for our products.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials and/or major battery components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material and/or battery component.

We depend on third-party service providers and outsource providers for a variety of services, and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited-service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact on our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships, and adversely affect our business.

We depend on third party providers, suppliers, and licensors to supply some of the hardware, software, and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

As a distributor of battery products our business depends on developing and maintaining close and productive relationships with our vendors.

We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial, or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services, and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.

Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled, or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

We are subject to the risk of substantial environmental liability and limitations on our operations due to environmental laws and regulations.
We are subject to extensive federal, state, local and foreign environmental, health and safety laws and regulations concerning matters such as air emissions, wastewater discharges, solid and hazardous waste handling and disposal and the investigation and remediation of contamination. The risks of substantial costs and liabilities related to compliance with these laws and regulations are an inherent part of our business, and future conditions may develop, arise or be discovered that create substantial environmental compliance or remediation liabilities and costs. Compliance with environmental, health and safety legislation and regulatory requirements may prove to be more limiting and costly than we anticipate. We may be subject to legal proceedings brought by private parties or governmental authorities with respect to environmental matters, including matters involving alleged property damage or personal injury. New laws and regulations, including those which may relate to emissions of greenhouse gases, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition or results of operations. At this time, there are no environmental violations of the Company.

The Company's success depends on the experience and skill of the board of directors, its executive officers, and key employees.
In particular, the Company is dependent on Marcus Baskerville and Markee Baskerville who are Co-Founder and Co-Founder of the Company. The Company has or intends to enter into employment agreements with Marcus Baskerville and Markee Baskerville although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Marcus Baskerville and Markee Baskerville or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's long-term business plan.
In order to achieve the Company's long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to fully execute our long-term business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or

substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Marcus Baskerville and Markee Baskerville in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Marcus Baskerville and Markee Baskerville die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. [and various foreign jurisdictions].
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment [requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements,] changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors, or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts, supply chain, etc. The COVID-19 pandemic and quarantine measures have the potential to negatively affect the Company employees in various ways, both in the past and possibly in the future. Here are some potential impacts: **Remote**

Work Challenges: During quarantine periods, employees may be required to work remotely. While this arrangement can be effective for some roles, it can be challenging for others, particularly those involved in manufacturing or physical tasks related to battery production. Remote work may lead to productivity challenges in certain roles. **Supply Chain Disruptions:** Quarantine measures and disruptions in global supply chains can affect the availability of essential materials and components needed for battery production. This can lead to delays in manufacturing and potential production bottlenecks. **Health Concerns:** Employee health and safety are paramount. The pandemic may create concerns among employees about their health and well-being while working on-site. Fear of infection can impact morale and productivity. **Mental Health:** The stress and uncertainty associated with the pandemic can impact employees' mental health. Isolation, anxiety, and burnout can negatively affect their ability to perform effectively. **Travel Restrictions:** If employees need to travel for business purposes, quarantine measures and travel restrictions can complicate or delay essential business activities, such as meeting with suppliers, partners, or customers. A quarantine, as seen during the COVID-19 pandemic, can significantly impact suppliers, their employees, and their ability to fulfill orders for the Company in several ways: **Supply Chain Disruptions:** Quarantine measures can disrupt the supply chain by causing delays in the production and transportation of raw materials and components needed for battery manufacturing. This can lead to shortages and production delays. **Factory Closures:** Suppliers may be forced to temporarily close their factories or reduce production capacity due to government-mandated lockdowns or reduced workforce availability. This can result in a backlog of orders and difficulties in meeting delivery timelines. **Labor Shortages:** Quarantine measures can lead to labor shortages, as employees may be unable to work due to illness, quarantine requirements, or caregiving responsibilities. This can impact a supplier's ability to meet production quotas. **Transportation Challenges:** Restrictions on movement can affect the transportation of goods, both domestically and internationally. This can lead to delays in shipping and increased transportation costs. **Quality Control:** Suppliers may face challenges in maintaining their usual quality control measures when operating with reduced staff or under altered working conditions, which can impact the quality of supplied materials. **Financial Strain:** Suppliers may experience financial strain due to reduced demand, increased costs, and disrupted operations. This could lead to financial instability and potentially impact their ability to fulfill orders. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Changes in raw material and manufacturing input prices could adversely affect our business and results of operations.

Because pricing for the majority of our cellulose specialty fibers customers is set annually, we typically have very limited ability to pass along fluctuations in costs to customers after pricing has been established. Raw material costs and energy, such as metal, wood, chemicals, oil and natural gas are a significant operating expense. The cost of raw materials and energy can be volatile and are susceptible to rapid and substantial increases due to factors beyond our control, such as changing economic conditions, political unrest, instability in energy-producing nations, and supply and demand considerations. For example, lithium, cobalt, nickel, and manganese, key manufacturing inputs, have historically had significant price volatility. Price increases and general volatility could adversely affect our business and results of operations.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.

We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

Product liability claims could adversely impact our business and reputation.

Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. We sell products in industries such as [list industries] where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue, and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.

Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.

We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance, and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

The potential impact of failing to deliver products on time could increase the cost of our products.

In most instances, we guarantee that we will deliver a product by a scheduled date. If we subsequently fail to deliver the product as scheduled, we may be held responsible for cost impacts and/or other damages resulting from any delay. To the extent that these failures to deliver occur, the total damages for which we could be liable could significantly increase the cost of the products; as such, we could experience reduced profits or, in some cases, a loss for that contract. Additionally, failure to deliver products on time could result in damage to customer relationships, the potential loss of customers, and reputational damage which could impair our ability to attract new customers.

Many of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.

Many of our customers do not commit to firm production schedules and we continue to experience reduced lead-times in customer orders. Additionally, customers may change production quantities or delay production with little lead-time or advance notice. Therefore, we rely on and plan our production and inventory levels based on our customers' advance orders, commitments or forecasts, as well as our internal assessments and forecasts of customer demand. The variations in volume and timing of sales make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change, and we are unable to utilize the additional capacity. Additionally, we order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

Our profitability may be negatively affected by inventory shrinkage.

We are subject to the risk of inventory loss and theft. We experience significant inventory shrinkage and cannot be sure that incidences of inventory loss and theft will decrease in the future or that the measures we are taking will effectively reduce the problem of inventory shrinkage. Although some level of inventory shrinkage is an unavoidable cost of doing business, if we were to experience higher rates of inventory shrinkage or incur increased security costs to combat inventory theft, our business and results of operations could be affected adversely.

Failure to execute our opportunistic buying could adversely affect our business.
We purchase the majority of our inventory opportunistically, with our buyers purchasing close to need. Establishing the "treasure hunt" nature of the off-price buying experience to drive traffic to our stores requires us to offer changing assortments of merchandise in our stores. While opportunistic buying provides our buyers the ability to buy at desirable times and prices, in the quantities we need and into market trends, it places considerable discretion in our buyers, subjecting us to risks related to the pricing, quantity, nature and timing of inventory flowing to our stores. If we are unable to provide frequent replenishment of fresh, high quality, attractively priced merchandise in our stores, it could adversely affect traffic to our stores as well as our sales and margins. We base our purchases of inventory, in part, on our sales forecasts. If our sales forecasts do not match customer demand, we may experience higher inventory levels and need to markdown excess or slow-moving inventory, leading to decreased profit margins, or we may have insufficient inventory to meet customer demand, leading to lost sales, either of which could adversely affect our financial performance.

We need to purchase inventory sufficiently below conventional retail to maintain our pricing differential to regular department and specialty store prices and to attract customers and sustain our margins, which we may not achieve at various times, and which could adversely affect our results.

Failure to execute our inventory management process could adversely affect our business.
We must also properly execute our inventory management strategies by appropriately allocating merchandise among our stores, timely and efficiently distributing inventory to stores, maintaining an appropriate mix and level of inventory in stores, appropriately changing the allocation of floor space of stores among product categories to respond to customer demand and effectively managing pricing and markdowns, and there is no assurance we will be able to do so. Failure to effectively execute our inventory management strategies could adversely affect our performance and our relationship with our customers.

Our business could suffer if we are unsuccessful in making, integrating, and maintaining commercial agreements, strategic alliances, and other business relationships.
We provide e-commerce and other services to businesses through commercial agreements, strategic alliances, and business relationships. Under these agreements, we enable sellers to offer products or services through our websites. These arrangements are complex and require substantial infrastructure capacity, personnel, and other resource commitments, which may limit the amount of business we can service. We may not be able to implement, maintain, and develop the components of these commercial relationships, which may include [web services, fulfillment, customer service, inventory management, tax collection, payment processing, hardware, content, and third-party software, and engaging third parties to perform services]. The amount of compensation we receive under certain of our commercial agreements is partially dependent on the volume of the other company's sales. Therefore, if the other company's offering is not successful, the compensation we receive may be lower than expected or the agreement may be terminated. Moreover, we may not be able to enter into additional commercial relationships and strategic alliances on favorable terms. We also may be subject to claims from businesses to which we provide these services if we are unsuccessful in implementing, maintaining, or developing these services.

As our agreements terminate, we may be unable to renew or replace these agreements on comparable terms, or at all. We may in the future enter into amendments on less favorable terms or encounter parties that have difficulty meeting their contractual obligations to us, which could adversely affect our operating results.

Our present and future e-commerce services agreements, other commercial agreements, and strategic alliances create additional risks such as: disruption of our ongoing business, including loss of management focus on existing businesses; impairment of other relationships; variability in revenue and income from entering into, amending, or terminating such agreements or relationships; and difficulty integrating under the commercial agreements.

Our business may be adversely affected by catastrophic events and extreme or unseasonable weather conditions.

Unforeseen events, including war, terrorism and other international conflicts, public health issues and natural disasters such as earthquakes, hurricanes or tornadoes, whether occurring in the United States or abroad, could disrupt our supply chain operations, [international trade] or result in political or economic instability. Any of the foregoing events could result in property losses, reduce demand for our products or make it difficult or impossible to obtain merchandise from our suppliers.

Extreme weather conditions in the areas in which our stores are located, particularly in markets where we have multiple stores, could adversely affect our business. For example, heavy snowfall, rainfall or other extreme weather conditions over a prolonged period might make it difficult for our customers to travel to our stores and thereby reduce our sales and profitability. Our business is also susceptible to unseasonable weather conditions. For example, extended periods of unseasonably warm temperatures during the winter season or cool weather during the summer season could render a portion of our inventory incompatible with those unseasonable conditions. Reduced sales from extreme or prolonged unseasonable weather conditions could adversely affect our business.

We may not timely identify or effectively respond to consumer trends or preferences, whether involving physical retail, e-commerce retail or a combination of both retail offerings, which could negatively affect our relationship with our customers and the demand for our products and services.

It is difficult to predict consistently and successfully the products and services our customers will demand. The success of our business depends in part on how accurately we predict consumer demand, availability of merchandise, the related impact on the demand for existing products and the competitive environment, whether for customers purchasing products at our stores and clubs, through our e-commerce businesses or through the combination of both retail offerings. A critical piece of identifying consumer preferences involves price transparency, assortment of products, customer experience and convenience. These factors are of primary importance to customers, and they continue to increase in importance, particularly as a result of digital tools and social media available to consumers and the choices available to consumers for purchasing products online, at physical locations or through a combination of both retail offerings. Failure to timely identify or effectively respond to changing consumer tastes, preferences (including the key factors described above) and spending patterns, whether for our physical retail offerings, e-commerce offerings or through a combination of these retail offerings, could negatively affect our relationship with our customers and the demand for our products and services.

Decreases in discretionary consumer spending may have an adverse effect on us.
A substantial portion of the products and services we offer are products or services that consumers may view as discretionary items rather than necessities. As a result, our results of operations are sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending. Difficult macroeconomic conditions, particularly high levels of unemployment, also impact our customers' ability to obtain consumer credit. Other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs could reduce consumer spending or change consumer purchasing habits. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our results of operations.

If we do not continue to source new products, our ability to compete will be undermined, and we may be unable to implement our business plan.
Our ability to compete in the direct marketing industry and to expand into the traditional retail environment depends to a great extent on our ability to develop or acquire new innovative products under particular brands and to complement these products with related families of products under those brands. If we do not source new products as our existing products mature through their product life cycles, or if we do not develop related families of products under our brands, we will not be able to implement our business plan, and the value of your investment may decrease.

Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.
The success of our business largely depends on our ability to provide superior customer experience and high-quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly website interface for our customers to browse and purchase our products, reliable and timely delivery of our products, and superior after sales services. Our sales may decrease if our website services are severely interrupted or otherwise fail to meet our customer requests. Should we or our third-party delivery companies fail to provide our product delivery and return services in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively affected. In addition, we also depend on our call center and online customer service representatives to provide live assistance to our customers. If our call center or online customer service representatives fail to satisfy the individual needs of customers, our reputation and customer loyalty could be negatively affected, and we may lose potential or existing customers and experience a decrease in sales. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.

We depend upon designers, vendors and other sources of merchandise, goods, and services.
Our business could be affected by disruptions in, or other legal, regulatory, political, or economic issues associated with, our supply network. Our relationships with established and emerging designers have been a significant contributor to our past success. Our ability to find qualified vendors and access products in a timely and efficient manner is often challenging, particularly with respect to goods sourced outside the United States. Our procurement of goods and services from outside the United States is subject to risks associated with political or financial instability,

trade restrictions, tariffs, currency exchange rates, transport capacity and costs and other factors relating to foreign trade. In addition, our procurement of all our goods and services is subject to the effects of price increases, which we may or may not be able to pass through to our customers. All of these factors may affect our ability to access suitable merchandise on acceptable terms, are beyond our control and could negatively affect our business and results of operations.

Our advertising and marketing efforts may be costly and may not achieve desired results.
We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

We may be required to collect sales tax on our direct marketing operations.
With respect to the direct sales, sales or other similar taxes are collected primarily in states where we have retail stores, another physical presence or personal property. However, various states or foreign countries may seek to impose sales tax collection obligations on out-of-state direct mail companies. A successful assertion by one or more states that we or one or more of our subsidiaries should have collected or should be collecting sales taxes on the direct sale of our merchandise could have an adverse effect on our business.

Government regulation is evolving, and unfavorable changes could harm our business.
We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, e-commerce, electronic devices, and other services. Existing and future laws and regulations may impede our growth. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic device certification, electronic waste, energy consumption, environmental regulation, electronic contracts and other communications, competition, consumer protection, web services, the provision of online payment services, information reporting requirements, unencumbered Internet access to our services, the design and operation of websites, the characteristics and quality of products and services, and the commercial operation of unmanned aircraft systems. It is not clear how existing laws governing issues such as property ownership, libel, and personal privacy apply to the Internet, e-commerce, digital content, and web services. Jurisdictions may regulate consumer-to-consumer online businesses, including certain aspects of our seller programs. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.

Changes in federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations.
Our business is subject to a wide array of laws and regulations. The current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations we could be

subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business. Changes in the regulatory environment regarding topics such as privacy and information security, product safety or environmental protection, including regulations in response to concerns regarding climate change, collective bargaining activities, minimum wage laws and health care mandates, among others, could also cause our compliance costs to increase and adversely affect our business and results of operations.

Our profitability is vulnerable to cost increases, inflation, and energy prices.
Future increases in our costs, such as the cost of merchandise, shipping rates, freight and fuel costs, and store occupancy costs, may reduce our profitability. The minimum wage has increased or is scheduled to increase in multiple states and local jurisdictions, and there is a possibility Congress will increase the federal minimum wage. These cost changes may be the result of inflationary pressures, which could further reduce our sales or profitability. Increases in other operating costs, including changes in energy prices, wage rates and lease and utility costs, may increase our costs of sales or operating expenses and reduce our profitability.

Risks Related to the Securities

The Revenue Share Note will not be freely tradable until one year from the initial purchase date. Although the Revenue Share Note may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Revenue Share Note. Because the Revenue Share Note have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Revenue Share Note have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Revenue Share Note may also adversely affect the price that you might be able to obtain for the Revenue Share Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Texas law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

VoltCell is a household battery brand specializing in the sale of quality batteries, including AA, AAA, 9V, and more, with a focus on performance, reliability, and affordability, generating revenue through direct sales to consumers and potential distribution partnerships.

Business Plan

Our company's detailed business plan will be attached as an exhibit to our final Form C before submitting to the SEC.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
AA 8-Pack Batteries	AA 8-Pack Batteries are a popular and versatile power source commonly used in various electronic devices such as remote controls, flashlights, digital cameras, toys, and portable audio players. They are typically cylindrical in shape, featuring a standardized size and voltage output. These batteries offer a reliable and portable energy solution for everyday gadgets and are available in both disposable alkaline and rechargeable NiMH (Nickel-Metal Hydride) variants.	The customers, clients, and end users of AA 8-Pack Batteries are diverse and widespread due to the broad range of applications for these batteries. They encompass a wide demographic and can be segmented as follows: 1. Household Consumers: This is one of the largest customer groups. Household consumers use AA 8-Pack Batteries in various devices like remote controls, wireless keyboards and mice, flashlights, clocks, TV remotes, game controllers, and children's toys. These consumers seek reliable and affordable power sources for their everyday electronics. 2. Photography Enthusiasts: Photographers often use AA batteries to power their digital cameras, especially in professional and amateur photography equipment. They rely on the longevity and consistent performance of AA batteries to capture high-quality images. 3. Parents and Families: Families with children are significant consumers of AA batteries due to the extensive use of batteries in toys, gaming devices, baby monitors, and other kid-friendly gadgets. Parents prioritize battery safety and value for money. 4. Small Businesses: Small businesses and home offices rely on AA batteries for wireless peripherals such as computer mice, keyboards, and cordless phones. These batteries ensure uninterrupted operation in work

		environments. 5. Educational Institutions: Schools, colleges, and universities use AA batteries for various educational tools, including calculators, scientific instruments, and digital devices used in classrooms. 6. Healthcare and Medical Facilities: AA batteries are used in some medical devices, such as thermometers, glucose meters, and certain diagnostic equipment. Healthcare professionals depend on AA batteries for accurate readings. 7. Outdoor Enthusiasts: Campers, hikers, and outdoor enthusiasts use AA batteries in essential gear like flashlights, headlamps, GPS devices, and portable radios during outdoor adventures. Reliability is crucial in remote areas. 8. Industrial and Commercial Users: Some businesses and industries incorporate AA batteries into their operations. For instance, security systems, remote sensors, and industrial equipment often utilize these batteries as backup power sources. 9. Gaming Community: Gamers frequently rely on AA batteries for wireless gaming controllers, ensuring uninterrupted gameplay. Battery life and performance are key considerations. 10. Environmental Advocates: Increasingly, environmentally conscious consumers choose rechargeable AA batteries to reduce waste and minimize the environmental impact of disposable batteries.
CR2032 6-Pack Coin Cell	CR2032 6-Pack Coin Cell	The customers, clients, and

Batteries	Batteries are small, button-shaped batteries commonly used in a variety of small electronic devices and applications. These batteries belong to the CR (Lithium Manganese Dioxide) series and are characterized by their 20mm diameter and 3.2mm height. CR2032 batteries are known for their compact size, long-lasting power, and stable voltage output. They are often used in devices like wristwatches, calculators, remote controls, key fobs, medical devices, and small electronic gadgets.	end users of CR2032 6-Pack Coin Cell Batteries come from various industries and applications. These batteries serve a broad range of electronic devices, leading to a diverse user base: 1. Consumer Electronics Users: Many individuals purchase CR2032 6-Pack Coin Cell Batteries for their personal devices. These customers may include individuals who own digital watches, calculators, hearing aids, remote controls, electronic thermometers, and fitness trackers. 2. Medical Device Users: Patients who rely on medical devices powered by CR2032 batteries are a significant user group. This includes individuals using glucometers, insulin pumps, hearing aids, and various types of medical monitors. Reliability and longevity are critical for these users. 3. Automotive Consumers: People who own vehicles equipped with keyless entry systems, tire pressure monitoring systems (TPMS), or car remotes are clients of CR2032 batteries. These batteries are essential for the functioning of these automotive accessories. 4. IoT Device Owners: Users of Internet of Things (IoT) devices benefit from CR2032 batteries in devices like smart locks, wireless sensors, and environmental monitors. These users may include homeowners, businesses, and industries utilizing IoT technology for various purposes. 5. Gaming Enthusiasts: Gamers who own gaming accessories such as

		wireless controllers for gaming consoles rely on CR2032 batteries to power their devices. These users are often passionate about gaming and require reliable battery performance. 6. Industrial Professionals: Industries and businesses that use CR2032 batteries for remote sensors, security systems, data loggers, and other industrial applications are clients. These users require dependable power sources for critical functions. 7. Online Shoppers: Many users turn to online retail platforms to purchase CR2032 6-Pack Coin Cell Batteries for their convenience and accessibility. These customers may range from individual consumers to businesses and organizations. 8. Environmentalists: Some environmentally conscious consumers opt for rechargeable alternatives to disposable CR2032 batteries to reduce waste and minimize their environmental footprint. These users prioritize sustainability in their choices. 9. Educational and Research Institutions: Academic institutions and research facilities may use CR2032 batteries in scientific equipment and educational tools, making them clients in the educational and research sectors.

VoltCell, LLC anticipates the development and introduction of additional battery products, including AAA, 9V, C, D, and rechargeable batteries, to expand its product line and cater to a wider market. Here's an overview of these anticipated products and their markets: 1. AAA Batteries: Product Description: AAA batteries are smaller cylindrical batteries with a standard diameter, typically used in compact electronic devices such as remote controls, digital cameras, portable audio players, and computer peripherals. They offer a balance of size and power suitable for a wide range of applications. Market: The market for AAA batteries is extensive, serving both residential and commercial customers. These batteries are essential for everyday consumer electronics, including remote controls and wireless devices, making them a staple in households. They are also used in various professional settings, such as in the healthcare sector for medical devices and in the entertainment industry for microphones and headsets. 2. 9V Batteries: Product Description: 9V batteries are rectangular-shaped batteries with a voltage of 9 volts. They are commonly used in various applications, including smoke detectors, wireless microphones, guitar pedals, and certain remote controls. Market: The market for 9V batteries includes both residential and commercial users. Residential users employ these batteries in smoke alarms and household electronics, while commercial users utilize them in professional audio equipment, security systems, and industrial sensors. 3. C Batteries: Product Description: C batteries are cylindrical batteries with a standard diameter and a longer body. They are often used in medium-sized devices such as portable radios, flashlights, and some toys. Market: The market for C batteries serves consumers who require reliable and long-lasting power for devices that fall between smaller AA and larger D batteries in size. These batteries are commonly used in emergency devices, camping equipment, and certain home appliances. 4. D Batteries: Product Description: D batteries are large cylindrical batteries with a standard diameter. They provide substantial power and are used in high-drain devices like large flashlights, boomboxes, and some household appliances. Market: D batteries cater to consumers who need robust and long-lasting power for larger devices. These batteries find applications in both residential and commercial settings, including camping gear, portable radios, and power tools. 5. Rechargeable Batteries: Product Description: Rechargeable batteries are a sustainable and cost-effective solution. They come in various sizes, including AA, AAA, 9V, and more, offering a reusable power source for devices. Rechargeable batteries can be recharged and reused multiple times, reducing waste and long-term costs. Market: The rechargeable battery market is growing as consumers and industries increasingly prioritize sustainability. Rechargeable batteries find applications in numerous sectors, including residential use (e.g., wireless gadgets), commercial use (e.g., professional photography equipment), and industrial use (e.g., renewable energy systems). The market is driven by the need for eco-friendly power solutions and long-term savings. Using Proceeds of the Offering: VoltCell, LLC will utilize the proceeds of the offering to support the development, manufacturing, and introduction of these anticipated battery products (AAA, 9V, C, D and Rechargeable Batteries). The funds raised may be allocated to research and development, production setup, quality assurance, marketing, and distribution efforts for these new products. By expanding its product line to include AAA, 9V, C, D, and Rechargeable Batteries, VoltCell aims to capture a broader market share and meet the diverse needs of consumers, businesses, and industries that rely on batteries for various applications. These additions to the product portfolio align with VoltCell's mission to provide high-quality, reliable, and affordable battery solutions to its customers.

We offer our battery products via our online website and through the following websites: www.amazon.com and www.voltcellbatteries.com

Competition

The Company's primary competitors are Duracell, Energizer, and Amazon Basics Batteries.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. VoltCell is positioned in the battery industry due to its status as a black-owned company, offering a distinct perspective and approach to the market. Here's how VoltCell is well-positioned: 1. Diversity and Inclusion: VoltCell's status as a black-owned business stands out in an industry that has traditionally lacked diverse representation. This positioning aligns with the growing importance of diversity and inclusion in corporate and consumer decision-making. It can attract consumers who want to support minority-owned businesses. 2. Market Niche: VoltCell can leverage its status as a minority-owned business to target specific market niches. There is a growing demand for products from businesses that promote social responsibility and equality. VoltCell's commitment to these values can resonate with consumers seeking to make socially conscious choices. 3. Community Engagement: VoltCell has the opportunity to engage with and contribute to the communities it serves. It can participate in initiatives and partnerships that support education, empowerment, and economic development within underserved communities, further strengthening its brand and impact. 4. Differentiated Brand Identity: Being the only black-owned company in the battery space provides VoltCell with a different selling point. This distinct identity can help it stand out in a crowded market and attract customers who want to support diverse businesses. 5. Supplier Diversity: Many organizations and government agencies are increasingly prioritizing supplier diversity as part of their procurement strategies. VoltCell can benefit from this trend by becoming a preferred supplier for entities committed to supporting minority-owned businesses. 6. Access to Funding and Support: As a minority-owned business, VoltCell may have access to various funding opportunities, grants, and support programs aimed at promoting minority entrepreneurship. These resources can facilitate growth and expansion. 7. Global Reach: In an increasingly interconnected world, VoltCell's message of diversity and inclusion can resonate globally. It has the potential to become a recognized brand not only in the United States but also in international markets that value diversity. Overall, VoltCell's position as the only black-owned company in the battery industry provides a strong foundation for growth and success. By effectively leveraging this stated identity, VoltCell can make a positive impact on the industry while catering to the evolving needs and values of consumers and organizations alike.

Supply Chain and Customer Base

Raw materials essential to our businesses are purchased worldwide in the ordinary course of business from numerous suppliers. In general, these materials are available from multiple sources. There has not been any noted shortages in recent years or expected this year. We have successfully secured the materials necessary to meet our requirements where there have been short-term imbalances between supply and demand, but generally at higher prices than those historically paid.

Our customers are diverse individuals from various demographic backgrounds, spanning across the United States. VoltCell's commitment to inclusivity and accessibility ensures that our products meet the battery needs of: Demographic Information: Our customers represent a wide range of age groups, including tech-savvy millennials, working professionals, families, and seniors. They come from various ethnicities, cultures, and backgrounds, reflecting the rich diversity of our society. Geographical Reach: While our initial focus is on serving customers in the United States, VoltCell aspires to extend its reach and impact global. Our batteries are designed to cater to the needs of individuals living in urban centers, suburban areas, and rural communities throughout the region and overseas. We believe in providing reliable, affordable, and sustainable battery solutions to a broad spectrum of consumers, ensuring that everyone has access to high-quality power sources that meet their daily and specialized electronic needs.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
98076055	Batteries	VoltCell	July 7, 2023	-	United States
98091159	Batteries	Volty the Voltaraptor	July 19, 2023	-	United States

Governmental/Regulatory Approval and Compliance

We sell lithium batteries in the United States, which requires compliance with several regulations to ensure safety and environmental responsibility. Key regulations and requirements include: 1. Transportation Regulations (UN38.3): Lithium batteries are considered dangerous goods when shipped or transported. Compliance with the United Nations (UN) Manual of Tests and Criteria, commonly known as UN38.3, is mandatory for the transportation of lithium batteries. This regulation covers various safety tests and requirements to prevent accidents during shipping. 2. Shipping and Packaging Regulations (IATA, IMDG, DOT): Depending on the mode of transport (air, sea, road), different regulations apply. The International Air Transport Association (IATA), International Maritime Dangerous Goods (IMDG) Code, and the U.S. Department of Transportation (DOT) have specific requirements for packaging, labeling, and documenting shipments of lithium batteries. 3. Consumer Product Safety Commission (CPSC): In the United States, lithium batteries used in consumer products must meet safety standards set by the CPSC. This includes regulations related to overheating, short-circuiting, and other safety hazards. Compliance with these standards is crucial for products intended for consumer use. 4. Federal Aviation Administration (FAA): When shipping lithium batteries by air, adherence to FAA regulations is vital. These regulations include packaging and labeling requirements to prevent fires or explosions during air transport. 5. International Trade and Import/Export Regulations: Our lithium batteries are imported, and we must comply with international trade regulations and customs requirements. Import declarations are necessary. 6. Labeling and Marking: We must have proper labeling and marking of our lithium battery products. This includes providing information about the battery type, voltage, capacity, and safety warnings.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Managing Entity

Other

The Company's principal address is 11325 Pegasus Street, Suite W210 , Dallas, TX 75238

The Company has the following additional addresses:

The Company conducts business in .

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry, and future plans and prospects. Exhibit B is incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$2,000	5.00%	$6,000
Campaign marketing expenses or related reimbursement	10.00%	$8,000	5.83%	$7,000
General Marketing	7.50%	$3,000	4.17%	$5,000
Manufacturing	65.00%	$32,000	75.00%	$90,000
General Working Capital	12.50%	$5,000	10.00%	$12,000
Total	**100.00%**	**$50,000**	**100.00%**	**$120,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have the discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: The conditions under which a company can change the use of proceeds: 1. Regulatory Compliance: Changes to the use of proceeds may be necessary to ensure compliance with regulatory requirements. If the company discovers that its original plan violates securities laws or other regulations, it may need to alter the use of proceeds to remain in compliance. 2. Fulfillment of Stated Objectives: If the company has achieved its stated objectives or milestones sooner than anticipated, it may seek to reallocate funds to new projects or initiatives that align with its long-term goals. 3. Financial Necessity: In cases of financial distress or unforeseen financial challenges, the company may need to redirect funds to address immediate financial needs or obligations.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors or Managers

The directors or managers of the managing entity are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Marcus Baskerville

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder and Chief Operating Officer Start Date: 6/12/2023 End Date: Ongoing

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Principal Occupation: Campus Principal, Nova Academy August 2022- Current ● Providing leadership and direction to staff with regard to campus success, including curricular and extra-curricular activities. ● Organization and maintenance of systems for accurate and complete record-keeping and reporting for all student activities, attendance and records as required by law. ● Coordination of the work of school staff and campus leaders to develop and implement instructional programs and teaching practices. ● Organize and conduct meetings and events with campus teachers for the best instructional practices. Principal Occupation: Administrator, Garland Classical Academy August 2020-July 2022 ● Facilitation and management state and local testing programs. ● Providing leadership and direction to staff with regard to the ongoing evaluation and improvement of educational programs, including curricular and extra-curricular activities. ● Organization and maintenance of systems for accurate and complete record-keeping and reporting for all student activities, attendance and records as required by law. ● Coordination of the work of school staff and school district program leaders to develop and implement instructional programs and teaching practices. ● Organize and conduct meetings and events with teachers for continuing development of instructional techniques.

Education

Education: ● Texas A&M Commerce/Doctorate of Educational Administration/February 2012 – Present ● University of Phoenix/Master of Arts in Education/Administration and

Supervision/December 2008 – August 2010 ● University of Texas at Arlington/Bachelor of Science in Exercise Science /August 2000 – August 2004 ● Tarrant County College/Associate of Arts in General Studies/August 1997 – May 2000 Licenses/Certification: ● CompTIA's Network+ N10-006 ● CompTIA A+ 220-901 ● CompTIA A+ 220-902, and ● CompTIA SY0-401: Security+ which validates technical competency in networking administration and support. ● Texas Principal Certification (EC-12) ● Texas Special Education Certification (EC-12) ● Texas Generalist Certification (4-8) ● Instructional Leadership Development Certification (ILD) ● Texas Teacher Evaluation and Support System (T-TESS) ● Texas Superintendent Certification- Cleared to take the certification test

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Name

Markee Baskerville

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder and Chief Executive Officer Start Date: 6/12/2023 End Date: Ongoing

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Principal Occupation: Executive Director, The K16 Ready Society, Inc, d.b.a. Texas Initiative Programs January 2014-Present • Essential job functions consist of providing executive leadership and support to all TIPS leadership and staff. • To provide services to referred clients with juvenile justice and mental health problems within contracted Counties. • To have a working knowledge of Federal, State, County, and local rules and regulations for services provided. • To have a strong knowledge of the day-to-day operations of the program's services, as it relates to contract compliance, service delivery, and the client intake/referral process for Advocacy/Mental Health Services.

Education

Education: ● Capella University/PhD in Public Safety, Specialization in Criminal Justice/Expected: TBD ● University of Phoenix/M.S. in Administration of Justice and Security/2011 ● University of Texas at Arlington, Arlington, Texas/B.A. in Criminology and Criminal Justice: Areas of Concentration: Criminology, Criminal Justice, Psychology/2002 ● Tarrant County College/Associates in Arts, Areas of Concentration: Criminal Justice/2000 Licenses/Certification: ● Certified Mandt Instructor: Building Healthy Relationships, Communications, and Conflict Resolution - 2021-2023 ● Certified Notary Signing Agent- 2022 ● Commissioned Notary Public- 2019-2023

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in Texas and United States .

CAPITALIZATION AND OWNERSHIP

Attention for Attorney: Regulators are focused on section 201(m) of the Rule. Please ensure there is proper discussion of all aspects.

Capitalization

The Company has issued the following outstanding Securities:

Type of security	n/a
Amount outstanding	$0.00
Voting Rights	n/a
Anti-Dilution Rights	n/a
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	n/a
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	0.0%

The Company has the following debt outstanding:

Type of debt	n/a
Name of creditor	n/a
Amount outstanding	$0.00
Interest rate and payment schedule	n/a
Amortization schedule	n/a
Describe any collateral or security	n/a
Maturity date	n/a
Other material terms	n/a

The Company has not conducted any offerings, exempt or not, in the past 3 years.

Ownership

Co-Founders: The company was founded by Marcus and Markee Baskerville, who are the principal owners and who both hold a 50/50 equity stake in VoltCell. As co-founders, they play a central role in the company's management and decision-making.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Marcus Baskerville	50.0%
Markee Baskerville	50.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We are a pre-revenue company, and our primary expenses consist of the following: Inventory. We do not anticipate generating revenue until November 2023.

VoltCell: The Company intends to improve profitability in the next 12 months through a strategic approach that includes: 1. Expansion of Product Portfolio: We plan to introduce new battery products, including AAA and rechargeable batteries, to diversify our offerings and capture a broader market share. 2. Market Penetration: We will focus on expanding our market reach by targeting new geographical regions and online marketplaces, including Amazon, to increase sales and revenue. 3. Operational Efficiency: Streamlining our manufacturing and supply chain processes to reduce production costs and improve overall operational efficiency. 4. Marketing and Branding: We will invest in targeted marketing and branding efforts to increase brand awareness and customer loyalty, including participation in initiatives such as the Amazon Black Business Accelerator. 5. Customer Engagement: Enhancing customer engagement through improved customer service and loyalty programs to retain existing customers and encourage repeat purchases. 6. Cost Management: Continuously monitoring and optimizing our cost structure to ensure that expenses are in line with revenue growth. By implementing these initiatives, we aim to achieve sustained profitability within the next 12 months while providing high-quality battery products to our customers.

Liquidity and Capital Resources

Effect of Proceeds on Operations and Liquidity (at $50,000): With an injection of $50,000 in proceeds from the Offering, VoltCell will experience several positive effects on its operations and liquidity: 1, Increased Product Portfolio: We will have the financial resources to expand our product portfolio, including introducing new battery products like AAA and rechargeable batteries. This diversification will enhance our revenue streams. 2. Market Expansion: The funds will support our efforts to penetrate new markets and reach a broader customer base. This expansion will result in increased sales and revenue generation. 3. Operational Efficiency: Investment in operational improvements and supply chain optimization will lower production costs, thereby increasing profitability. 4. Marketing and Branding: We can allocate resources to marketing and branding initiatives, raising brand awareness and attracting more customers. 5. Customer Engagement: Enhanced customer engagement through improved customer service and loyalty programs will foster repeat business and customer retention. 6. Cost Management: The capital will aid in monitoring and managing costs, ensuring expenses align with revenue growth.

Effect of Proceeds on Operations and Liquidity (at $120,000): With an infusion of $120,000 in proceeds from the Offering, VoltCell's operations and liquidity will experience even more significant positive effects: 1. Product Development: We can accelerate product development, introducing a wider range of battery products such as AAA, rechargeable batteries, and additional variations. This diversification will strengthen our competitive position. 2. Market Domination: The increased capital allows us to dominate existing markets and expand into new regions or online platforms, further boosting revenue. 3. Optimized Operations: Investment in operational enhancements will lead to greater cost efficiencies, ultimately driving higher profitability. 4. Marketing Excellence: We can invest more aggressively in marketing and branding, becoming a more recognized and trusted name in the battery industry. 5. Customer-Centric Approach: With additional funds, we can implement advanced customer engagement strategies and loyalty programs, solidifying our customer base. 6. Robust Cost Control: The capital infusion will support rigorous cost control measures, ensuring that our cost structure remains in alignment with revenue growth. In both scenarios, the proceeds from the Offering will significantly enhance our operations and liquidity, positioning VoltCell for sustainable growth and profitability. The larger investment at $120,000 provides even more substantial resources to drive these positive changes.

The Company has the following sources of capital in addition to the proceeds from the Offering: The co-founders of VoltCell have taken an initial investment of $15,000 from their own resources to kickstart the company's operations. In addition to this self-funding, the co-founders are considering securing a line of credit worth $25,000 to further support the company's financial needs. This combined capital infusion will provide VoltCell with the necessary financial foundation to pursue its growth strategies, develop products, and penetrate the market effectively.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps, the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,200 of Revenue Share Note for up to $120,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by March 31, 2024 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $120,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with North Capital until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price was determined by calculating the price per revenue share note with VoltCell wanting to raise $120,000 and the minimum investment amount is $100, the following formula was utilized: Price per Revenue Share Note = Total Amount to Raise / Number of Revenue Share Notes In this case: Total Amount to Raise = $120,000 Minimum Investment Amount per Investor = $100 Calculating the number of revenue share notes: Number of Revenue Share Notes = Total Amount to Raise / Minimum Investment Amount per Investor Number of Revenue Share Notes = $120,000 / $100 Number of Revenue Share Notes = 1,200 So, VoltCell would issue 1,200 revenue share notes to raise $120,000. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through Seed At The Table, LLC, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
5.0% of the amount raised

Stock, Warrants and Other Compensation
2% of Raise Amount in SAFE Equity.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents in conjunction with the following summary information.

We request that you please review our organizational documents in conjunction with the following summary information.

At the initial closing of this Offering (if the minimum amount is sold), the Company will have membership interests outstanding.

The material terms of the Security are as follows:

A revenue share note with a 5-year cap. Here's a description of the type of security being offered:

The terms of this revenue share agreement cover parameters over a 5-year period, this will be a financial arrangement between an investor(s) or lender and Baskerville Unlimited, LLC dba VoltCell. The key revenue share parameters include:

1. **Investment Multiple:**
   - Percentage of Revenues: 10%
   - Target Multiple: 1.5x
   - Frequency of Payment: Quarterly
   - Maturity Date: December 31, 2028

2. **Revenue Share Payback:** This section will refer to the total amount of revenue that an investor or lender is entitled to receive from Baskerville Unlimited, LLC dba VoltCell. It's the sum of all revenue share payments made over the specified period (in this case, 5 years). The revenue share payback will be based on a 10% revenue share rate over a 5-year period for Baskerville Unlimited, LLC dba VoltCell and Investors.

3. **Period:** The period is the length of time over which the revenue share arrangement will be in effect. The period will be set at set at **5 years**, meaning that the revenue sharing agreement will last for this duration.

4. **Rate:** The revenue share rate will be the percentage of Baskerville Unlimited, LLC dba VoltCell's revenue that an investor or lender is entitled to receive. The rate that an investor will receive is **10%** of Baskerville Unlimited, LLC dba VoltCell's or project's revenue each year for the **5-year** period.

5. **Trigger Mechanism:** The trigger mechanism defines the conditions that must be met for revenue sharing payments to occur. Common triggers include a certain revenue threshold or a specific financial milestone. For instance, revenue sharing payments will only commence once Baskerville Unlimited, LLC dba VoltCell reaches **$200,000** in **Annual Revenue**.

6. **Interest:** Inters will be **Accruing**.

7. **Revenue Source:** Baskerville Unlimited, LLC dba VoltCell's revenue source will be **Net Revenue**.

8. **Payment Frequency:** Baskerville Unlimited, LLC dba VoltCell's payment frequency will be **Quarterly**.

9. **Calculation Method:** The method for calculating revenue share payments will be a **straightforward percentage of net revenue**.

10. **Caps and Limits:**
Revenue Share Rate: Investor A is entitled to receive 10% of Baskerville Unlimited, LLC dba VoltCell's net revenue each year.

Annual Cap: The agreement includes an annual cap of **10%** of the **Net Revenue**. This means that regardless of how well Baskerville Unlimited, LLC dba VoltCell performs in a given year, Investors annual revenue share cannot exceed 10% of the Net Revenue.

Cumulative Cap (Over 5 Years): In addition to the annual cap, these terms will include a cumulative cap over the entire 5-year period. The cumulative cap is set at $740,000.

11. **Default and Termination:** The agreement should outline what happens in the event of default by either party or circumstances that might lead to the termination of the revenue share arrangement before the end of the specified period.

Default and Termination:

Default by Investor(s): In the event that any Investor(s) fail to meet its obligations under this agreement, including, but not limited to, its failure to provide timely reports or financial statements as required, Baskerville Unlimited, LLC dba VoltCell shall have the right to notify Investor(s) in writing of such default. Investor(s) shall have a grace period of 30 days from the date of notification to cure the default. If the default is not cured within the specified grace period, Baskerville Unlimited, LLC dba VoltCell may terminate this agreement with immediate effect and retain any revenue share payments received up to that point.

Default by Baskerville Unlimited, LLC dba VoltCell: In the event that Baskerville Unlimited, LLC dba VoltCell fails to meet its obligations under this agreement, including, but not limited to, its failure to provide accurate financial information or make timely revenue share payments, Investor(s) shall have the right to notify Baskerville Unlimited, LLC dba VoltCell in writing of such default. Baskerville Unlimited, LLC dba VoltCell shall have a grace period of 45 days from the date of notification to cure the default. If the default is not cured within the specified grace period, Investor(s) may terminate this agreement with immediate effect and retain any revenue share payments received up to that point.

Mutual Termination: Both parties may mutually agree to terminate this agreement at any time with written notice to the other party. Upon mutual termination, any outstanding revenue share payments shall be calculated and settled according to the terms outlined in this agreement.

Force Majeure: In the event that either party is unable to fulfill its obligations under this agreement due to circumstances beyond its reasonable control, such as acts of nature, war, strikes, or government regulations (a "Force Majeure Event"), the affected party shall promptly notify the other party and provide reasonable evidence of the Force Majeure Event. In such cases, the affected party's obligations under this agreement shall be suspended for the duration of the Force Majeure Event, and neither party shall be liable for damages resulting from the non-performance caused by the Force Majeure Event.

Consequences of Termination: Upon termination of this agreement for any reason, all rights and obligations of both parties shall cease, except for those provisions that, by their nature, are intended to survive termination, including but not limited to confidentiality, dispute resolution, and any unpaid revenue share payments.

Definitions:

1. Debt Characteristics: Yield: A revenue share note with a 5-year cap to provide investors with a yield or return on their investment. This yield will be a percentage of the company's future revenue. This will represents a periodic payment to investors. Maturity: The 5-year cap refers to the maximum duration of the investment. Unlike traditional debt securities with fixed maturity dates, revenue share notes are structured with a cap on the total payments made to investors, which occurs within a 5-year timeframe.

2. Equity Characteristics: Ownership: Investors in revenue share notes do not have ownership shares or equity in the company. They do not possess voting rights or direct control over the company's decision-making processes. Revenue-Based Returns: Returns to investors are directly tied to the company's revenue. This characteristic aligns with equity investments, where returns are contingent on the company's financial performance.

3. Rights and Obligations: Payment Priority: Revenue share note investors typically have a priority right to receive payments from the company's revenue before other equity stakeholders. They are among the first to receive returns, providing some security in terms of revenue distribution. No Collateral: Revenue share notes are unsecured debt instruments, meaning there is usually no collateral backing the investment. Investors rely on the company's ability to generate revenue for returns. Limited Control: Investors in revenue share notes generally have no control and limited influence over the company's operations or decision-making. Their involvement is primarily financial.

4. Terms: Terms: The terms of revenue share notes can be customized to suit the needs of both the company and investors. The 5-year cap sets a maximum duration for the note and the percentage of revenue shared, will be up to 10% of the profits the company earns.

5. Variable Payments: Payment Structure: Unlike traditional debt with fixed interest payments, revenue share notes provide variable payments. The amount of each payment is contingent on the company's revenue performance during the note's term.

Voting and Control

The Securities have the following voting rights: The Revenue Share Notes will have no voting rights at present or in the future.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does have the right to repurchase the Revenue Share Note upon the following conditions, The conditions under which the Company will have the right to repurchase a Revenue Share Note include: 1. Expiration of the Note: The right to repurchase may become available once the Revenue Share Note reaches its maturity or cap, as specified in the agreement. This is a common condition for repurchase. 2. Performance-Based Trigger: The Company will have the right to repurchase the note if certain performance targets are met, such as achieving a specific revenue milestone or profitability level. 3. Investor Request: The Company to may repurchase the note at the request of the investor, providing a level of flexibility for both parties. 4. Change of Control: If the Company undergoes a change in ownership or control, it may trigger a right to repurchase the note, giving the new owners the option to maintain control over future revenue sharing. 5. Mutual Agreement: The right to repurchase will be subject to mutual agreement between the Company and the investor, allowing for flexibility and negotiation. 6. Financial Distress: If the Company faces financial distress or bankruptcy, the Company may repurchase the note as part of a restructuring or liquidation process. Upon such repurchase, Purchasers are guaranteed a return on their investment of Percentage of Revenue: The return will be based on a percentage of the Company's revenue, similar to the periodic payments made to investors during the term of the note. The Company may repurchase the note by paying the investors a lump sum based on a predetermined percentage of revenue up to the 5-year cap..

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations, or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

<center>**SIGNATURE**</center>

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Markee Baskerville
(Signature)

Markee Baskerville
(Name)

Co-Founder and Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Marcus Baskerville
(Signature)

Marcus Baskerville
(Name)

Co-Founder and Chief Operating Officer
(Title)

09/07/2023
(Date)

/s/Markee Baskerville
(Signature)

Markee Baskerville
(Name)

Co-Founder and Chief Executive Officer
(Title)

09/07/2023
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Marcus Baskerville, being the founder of Baskerville Unlimited, LLC d.b.a. VoltCell, a Limited Liability Company (the "Company"), hereby certify as of this date that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2022 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2022, and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2022, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Marcus Baskerville
(Signature)

Marcus Baskerville
(Name)

Co-Founder and Chief Operating Officer
(Title)

09/07/2023
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements





Baskerville Unlimited, LLC d.b.a. VoltCell

VOLTCELL – POWERING POSSIBILITIES!

Business Plan

Prepared July 2023

Contact Information

Markee Baskerville

markeebaskerville@gmail.com

817-903-1904

https://voltcellbatteries.com/

Table of Contents

Executive Summary

Opportunity

Problem

The battery industry is undoubtedly one of the most competitive sectors in the consumer electronics market. Established battery brands, with decades of experience and strong market presence, hold significant advantages in terms of brand recognition, customer loyalty, and widespread distribution channels. As a result, new entrants seeking to establish themselves in this fiercely competitive landscape face several challenges.

1. **Established Brand Loyalty:** Consumers often develop strong brand loyalty towards well-known battery manufacturers. They tend to stick to familiar brands they trust, making it difficult for new players to persuade consumers to switch their preferences.

2. **Economies of Scale:** Established battery brands benefit from economies of scale, allowing them to produce batteries at lower costs due to high production volumes. New entrants may struggle to match the price competitiveness of larger competitors.

3. **Marketing and Advertising Costs:** Competing with well-known brands requires substantial investments in marketing and advertising to build brand awareness. These costs can be prohibitive for new businesses with limited resources.

4. **Distribution Challenges:** Established battery brands have well-established distribution networks, including partnerships with major retailers and online platforms. New entrants may face hurdles in securing shelf space or online visibility for their products.

5. **Quality Perception:** Trusted battery brands have a track record of delivering reliable and high-quality products. New entrants need to demonstrate their product quality and performance to overcome consumer skepticism.

6. **Regulatory Compliance:** Compliance with industry regulations and safety standards is essential for any battery manufacturer. Meeting these requirements can be time-consuming and costly for new businesses, especially if they lack prior experience.

7. **Technological Advancements:** The battery industry is constantly evolving, with ongoing research and development leading to new and improved battery technologies. Established brands may have an advantage in adopting and commercializing these innovations.

8. **Black-Owned Presence in this space:** To my knowledge, there were no widely recognized black-owned battery businesses that held a prominent market presence on a local or global scale. The battery industry, like many others, has historically been dominated by established companies with long-standing market share.

Solution

Despite these challenges, there are strategies that VoltCell can employ to carve out a space in the competitive battery market:

- **Niche Targeting:** Being that VoltCell is a black-owned buiness, focusing on a specific target audience or niche market can enable VoltCell to build a loyal customer base and establish a reputation for meeting specific needs.

- **Partnerships and Collaborations:** Forming partnerships with retailers, tech companies, or even established battery manufacturers can provide new entrants with access to wider distribution channels and potential customers.

- **Sustainability and Ethical Practices:** Emphasizing eco-friendly and sustainable manufacturing practices can appeal to environmentally conscious consumers and set new brands apart from competitors.

- **Customer Education:** Investing in consumer education about the benefits and value of the VoltCell brand products can help VoltCell gain consumer trust and loyalty.

Overall, entering the battery market as a new brand will require VoltCell to have a well-thought-out business strategy, commitment to quality and innovation, and the willingness to adapt and compete in a rapidly changing industry. While challenging, success is achievable with the right approach, collaborations and dedication.

Market

The global residential battery market was valued at USD 12.97 billion in 2022 and is projected to reach USD 53.53 billion by 2031, with a compound annual growth rate (CAGR) of 17.06% during the forecast period of 2023–2031. In the United States, the household battery market is expected to register a CAGR of over 5% during the same forecast period. This growth can be attributed to the increasing population and economic development, which leads to a higher demand for electronic appliances in the country.

Household batteries are primarily utilized in electronic devices such as smartphones, cameras, and various other electronic devices. The main driver of the market is the growing usage of electronic devices and technological advancements that enhance the backup capabilities of batteries. Moreover, the declining prices of lithium-ion batteries, coupled with technological innovations, are expected to drive the US household battery market in the coming years.

US Household Battery Market Trends

The following trends are currently shaping the US Household Battery Market, based on information from Mordor Intelligence (2023):

Lithium-Ion Battery Dominance

- Lithium-ion batteries, which are rechargeable and commonly used in electronic devices and electric vehicles, have gained significant popularity in the United States. In 2021, lithium-ion batteries held a significant market share in the household battery market due to the increased usage of electronic devices.

- These batteries are widely used in electronic devices like smartphones, laptops, clocks, watches, and remote controls. The sales of consumer electronics are highly influenced by the population and disposable income. As the disposable income in the United States increases, living standards improve, thereby driving the demand for consumer electronics in the country.

- The favorable capacity-to-weight ratio, improved performance, higher energy density, and decreasing prices have contributed to the growing adoption of lithium-ion batteries. These factors have led to a preference for lithium-ion batteries over other types of batteries.

- With approximately 298 million smartphone users in the United States by 2021, the country boasts one of the largest smartphone markets globally. This number is expected to increase further due to technological advancements and a decrease in the price of mobile phones.

- Due to intense competition in the consumer electronics market, technology prices have been decreasing while the disposable income of consumers has been increasing. This trend has resulted in higher penetration levels of electronic devices, further driving the demand for batteries used in these devices.



Household Battery Market, in %, by Type,United States, 2021

Source: Mordor Intelligence

Selfless Spending by the Black Consumer

Within our target niche market, black consumers possess more power and influence in the retailing marketplace than ever before given their growing buying power and population rate, in addition to their especially high engagement with social media activism and corporate social responsibility—which has been largely shaping industries from the inside out over the past two years.

The African American population has historically held an extremely powerful position in the retail marketplace, as they have been known to drive trends across food, beauty, media, and more. Their influence will continue to grow as their buying power does – which is projected to reach $1.8T by 2024. Largely driving the expected increase in buying power, the Black population is on track to grow by 22% between 2020-2060, compared to a 27% decrease in the non-Hispanic White population during that same time. With this in mind, retailers and manufacturers need to pay close attention to what is driving this very powerful and rapidly growing segment to make a purchase.

As we reflect on how shopping behaviors have transformed throughout the past unprecedented two years, consumers across all demographics have been shifting towards corporate social responsibility, health and wellness, and omnichannel shopping to varying degrees. Notably, the African American segment has made the greatest strides towards altruistic shopping, defined by NielsenIQ as "selfless consumption that supports environmental, ethical, humanitarian or other philanthropic causes" and are looking to spend their dollars where it truly counts.

With VoltCell being a black-owned brand, we are able to tap into this market and covert customers. everyone has to purchase batteries and if black consumers are helping a black-owned business to rival some of the top brands in the market, this can provide VoltCell the edge it needs to one day become a trusted brand among the other battery companies.

Competition

The household battery market in the United States is fragmented. The key owners(not in particular order) include Duracell Inc., Energizer Holdings Inc., HBL Power Systems Ltd, BYD Company Ltd, Panasonic Corporation, Power-Sonic Corporation, and Zeus Battery Products, among others. Within our particular niche there is only one competitor, Tubman Batteries (https://tubmanbattery.com).

VoltCell Batteries has a unique offering, since we would be the **only** black-owned business that would be active in this niche and selling.   Currently, the only competition in our niche is Tubman Batteries, which is the first black-owned rechargeable battery company. Tubman sales AA, AAA, and 9V only, and they also offer a charger pack. However, Tubman's methods of selling their brand and unwillingness to expand to other platforms appear to be narrow in application. This narrow view has caused Tubman to have to relaunch its brand three times since 2018 and the brand is current on hiatus.

VoltCell's competition is primarily between two websites (www.tubmanbattery.com and www.webuyblack.com). The creator of Tubman batteries created both websites and refuses to use brick and mortar stores or other popular websites, such as Target, Walmart and Amazon. This is despite company's customer base constantly asking if they would use these methods for distrubution of their product. With not a lot of traffic, this presents a unique scenario for VoltCell to utilize, with both opportunities and challenges:

Opportunities:

1. **Focused Competition:** With only two websites in the competition, VoltCell has a more straightforward landscape to navigate. The focus on our competitors' specific websites allows VoltCell to tailor its strategies and offerings accordingly.

2. **Lower Marketing Costs:** As the websites have limited traffic, advertising costs might be lower compared to competing against larger, high-traffic websites. VoltCell can potentially invest more efficiently in targeted marketing campaigns.

3. **Opportunity for Growth:** With only **one** competitor that is currently inactive, there is room for VoltCell to gain visibility and market share by effectively capturing a portion of the existing customer base and attracting new customers.

4. **Adaptability and Experimentation:** The lower stakes environment allows VoltCell to experiment with different marketing approaches, product offerings, and website optimizations to identify what resonates best with the target audience.

Challenges:

1. **Limited Reach:** The main challenge is the limited audience size on both of the competitor's websites. VoltCell will need to work harder to drive traffic to their website and gain exposure to reach potential customers.

2. **Building Trust:** Establishing trust and credibility with customers can be more challenging when websites have lower traffic. VoltCell must prioritize providing excellent customer service, reliable products, and leveraging customer reviews and testimonials to build confidence.

3. **Market Differentiation:** Since the competition in our niche is one company with two websites, it may be essential for VoltCell to clearly differentiate itself in terms of product quality, unique selling points, and customer benefits to stand out in the market.

4. **Website Optimization:** VoltCell should focus on optimizing its website for search engines and user experience to attract organic traffic and keep visitors engaged.

5. **Scaling Challenges:** If VoltCell's business grows, managing increased traffic and sales on its website may require scalable infrastructure and logistics capabilities.

To overcome these challenges and capitalize on the opportunities, VoltCell will differentiate ourselves by offering products on high-traffic platforms and eventually brick and mortar retailers. Also, Voltcell is looking to implement a well-rounded marketing strategy that includes targeted digital marketing efforts, search engine optimization (SEO), social media engagement, and perhaps collaborations with influencers or relevant partnerships to drive traffic to its website. Additionally, offering promotions, discounts, or special offers can attract customers and encourage word-of-mouth referrals in our selected niche.

VoltCell's commitment to excellence, diversity, and sustainability, along with a strong focus on customer satisfaction, will be essential in gaining a competitive edge in this specific niche of the market against our competition. Continuous monitoring of market trends, customer feedback, and competitor strategies will help VoltCell stay nimble and adapt its approach to succeed in this unique competitive landscape.

Why Us?

To our knowledge, there were no widely recognized black-owned battery businesses that held a prominent market presence on a local or global scale. Historically, the battery industry, like many others, has been dominated by established companies with long-standing market share. However, it is important to acknowledge that the landscape of businesses can evolve over time, and new black-owned battery businesses, such as VoltCell, have emerged. As entrepreneurship and diversity in business ownership continue to grow, VoltCell has the potential to make significant strides in the industry as a black-owned battery company.

Motivated by their vision to create a lasting legacy for their families and make a positive impact in the battery industry, twin brothers Marcus and Markee Baskerville founded VoltCell. They recognized an opportunity to address the lack of representation of black-owned businesses in the battery space. When asked why they chose to start this venture, they both thought, "Why not us?" The Baskerville brothers aimed to establish a business that would provide economic stability and opportunities for future generations, while also leaving a positive imprint on their community.

Through the establishment of VoltCell, Marcus and Markee sought to demonstrate the potential for black-owned businesses to thrive in traditionally non-diverse industries. Their commitment to excellence, innovation, and representation in the battery sector propelled them to build a company that not only offers high-quality products but also serves as an inspiration to aspiring entrepreneurs from all backgrounds.

Expectations

Forecast

VoltCell's financial objectives are to establish a strong presence in the battery market and achieve sustainable growth. In the first year of operation, VoltCell projects a revenue of $584,790, primarily driven by sales of eco-friendly batteries and associated retail products. For subsequent years, the company foresees consistent revenue growth, with projected sales of $1,085,000 in Year 2.

Profitability is a strategic priority for VoltCell, and the company aims to achieve profitability by the end of Year 2. While the initial phase may involve cost management and strategic investments, our focus remains on long-term financial sustainability and generating positive returns for stakeholders.

Key Metrics to Monitor:

1. Sales Volume: Tracking the number of batteries sold and the overall sales volume will provide valuable insights into market demand and customer preferences.

2. Customer Acquisition Cost (CAC): Calculating the cost of acquiring each customer will help optimize marketing efforts and improve customer acquisition efficiency.

3. Customer Retention Rate: Monitoring the percentage of customers who return for repeat purchases will highlight the effectiveness of our customer retention strategies.

4. Gross Profit Margin: Analyzing the difference between revenue and direct costs will provide a clear view of our profitability on product sales.

5. Inventory Turnover: Keeping a close eye on how quickly inventory is sold and replenished will ensure optimal inventory management.

6. Customer Satisfaction: Gathering feedback and monitoring customer satisfaction levels will enable us to enhance our products and services and foster customer loyalty.

VoltCell is committed to maintaining a strong financial position, efficiently managing expenses, and pursuing growth opportunities that align with our mission and values. By closely monitoring these key financial metrics, we aim to remain agile, responsive to market trends, and well-positioned for success in the battery industry.

Financial Highlights by Year



Financing Needed

VoltCell's financing plan involves securing an initial business loan of $15,000 to support the early-stage operations and growth of the company. This business loan will be used to cover manufacturing costs, purchase inventory, and support marketing efforts.

As a startup, VoltCell recognizes the importance of sound financial management and is currently focusing on effectively utilizing the initial business loan to meet its immediate funding needs. The company aims to generate revenue primarily from battery sales and associated retail products.

While the business loan provides the necessary capital for the initial phase, VoltCell understands that further expansion and growth may require additional financing in the future. The company will explore potential funding options, such as equity investments from external investors or business grants, to fuel its long-term expansion and development plans.

VoltCell is committed to achieving financial sustainability and self-sufficiency by effectively managing its finances and making informed decisions about seeking external financing as needed. As the business progresses and attains revenue milestones, the company will carefully evaluate its financing needs to ensure a balanced approach to growth and profitability in the battery industry.

Opportunity

Problem & Solution

Problem Worth Solving

The key problem that VoltCell addresses for its customers is the lack of access to black-owned battery options in the market. While the battery industry is highly competitive and dominated by well-established brands, there is a gap in the availability of black-owned battery products that cater to consumers.

VoltCell aims to meet this unmet need by providing high-quality, eco-friendly batteries in various sizes, such as AA, AAA, 9V, and more, at competitive prices. As a black-owned battery business, VoltCell aims to create a positive impact in the industry by offering a diverse and inclusive range of battery products.

Furthermore, VoltCell aims to foster community involvement and resource utilization by collaborating with companies and contractors. This unique approach creates an opportunity for business-to-business sales and strategic partnerships, supporting the growth of the battery sector.

By addressing the unmet need for black-owned battery options and providing a diverse product range, VoltCell aims to stand out in the market and become the go-to choice for customers seeking both high-performance batteries and environmentally responsible alternatives.

Our Solution

VoltCell addresses the problem of limited access to black-owned and sustainable battery options by offering a wide range of high-quality battery products with a strong emphasis on environmental responsibility. Our products and services are designed to meet the needs of consumers who are seeking reliable batteries while also making a positive impact in the community.

Products and Services:

1. Black-Owned Battery Products:

    - VoltCell offers a variety of battery sizes, including AA, AAA, 9V, and more. These batteries are designed to provide reliable power while minimizing their environmental footprint.

2. Renewable Energy Solutions:

- As part of our commitment to sustainability, VoltCell explores and provides renewable energy solutions, such as chargers and other innovative products, allowing customers to recharge their batteries using reliable energy sources.

3. Diverse Product Range:

   - Our product range caters to various consumer needs, from everyday household use to specialized batteries for electronic devices, toys, and gadgets.

4. Community Involvement:

   - VoltCell fosters community involvement by collaborating with companies and contractors. This approach opens avenues for business-to-business sales, supporting and promoting the growth of the sustainable energy sector.

5. Inclusive Approach:

   - As a black-owned battery business, VoltCell aims to create a positive impact in the industry by promoting diversity and inclusivity. Our company culture embraces equality and opportunities for underrepresented groups within the battery and energy sector.

By offering black-owned battery products, VoltCell addresses the unmet need for black-owned battery options in the market. Our emphasis on community involvement and collaborations with renewable energy partners demonstrates our commitment to driving positive change and advancing sustainable practices within the battery industry. VoltCell's focus on diversity and inclusivity also resonates with socially conscious consumers, making our brand a preferred choice for those seeking both quality and ethical products.

Overall, VoltCell's holistic approach to addressing the identified problem positions us as a competitive player in the battery market, with a strong value proposition that aligns with the needs and values of our customers.

Target Market

As a black-owned battery business, VoltCell's target market consists of consumers who prioritize quality and social responsibility. Our ideal customers are individuals and businesses who actively seek out our battery products while also supporting diverse and inclusive businesses.

Target Market Segments:

1. Niche Consumers:

   - VoltCell targets individuals of all ages who prioritize products that align with their lifestyle. They are willing to invest in black-owned brands and make a positive impact by supporting a black-owned business.

2. Sustainable and Ethical Businesses:

   - We aim to target businesses, suppliers, and partners that share our values, making VoltCell an ideal choice for their collaborative needs.

3. Diversity and Inclusivity Supporters:

   - We target individuals and organizations that actively support black-owned businesses and promote diversity within the industry. Their purchasing decisions are influenced by our commitment to inclusivity and representation.

Market Sizing and Potential Customers:

While specific data on the exact number of potential customers in each segment may require further research, we recognize the growing trend towards social consciousness and sustainable practices among consumers and businesses. Additionally, as the market for eco-friendly products continues to expand, we anticipate a substantial number of potential customers across our target segments.

By focusing on diversity and inclusivity as a black-owned battery business, VoltCell aims to appeal to a wider audience seeking to support businesses that align with their values. Moreover, the increasing awareness of the environmental impact of traditional batteries presents a significant opportunity for VoltCell to cater to the needs of consumers.

As we continue to build awareness and engage with our target market through strategic marketing efforts and community engagement, we expect to attract a significant share of potential customers who are eager to embrace black-owned battery options and contribute to VoltCell's future.

By aligning our offerings and business practices with the needs and expectations of our target customers, VoltCell aims to establish itself as a trusted and sought-after brand in the battery industry, ensuring a strong foundation for growth and success.

Competition

Current Alternatives

In the competitive landscape, VoltCell operates in the battery industry, which is known for its highly competitive nature. The market is dominated by well-established battery brands with a wide range of products and a strong presence in both online and offline retail channels. As a black-owned battery company, VoltCell faces competition from both traditional battery manufacturers and the only other black-owned battery company, Tubman Battery.

However, with Tubman Battery being on hiatus provides a unique opportunity for VoltCell to establish itself in the market as a competitive black-owned battery company. While Tubman Battery is not currently active, its past presence and any potential return in the future could still be considered when formulating VoltCell's business strategy.

As VoltCell competes in the same market segment as Tubman Battery, it can use this hiatus period to its advantage in several ways:

1. Market Penetration: With Tubman Battery temporarily inactive, VoltCell can focus on gaining market share and establishing its brand presence without direct competition. By offering high-quality, eco-friendly batteries and emphasizing its black-owned identity, VoltCell can attract customers who would have otherwise considered Tubman Battery.

2. Brand Differentiation: VoltCell can leverage the hiatus of Tubman Battery to highlight its unique value proposition, such as its commitment to sustainability and social impact, to position itself as a standout choice in the market. Emphasizing its diverse and inclusive business practices can resonate with customers who value supporting black-owned businesses.

3. Product Innovation: During this time, VoltCell can invest in research and development to improve its battery products further, exploring new technologies and design enhancements. Innovations in battery life, charging capabilities, and recyclability can help VoltCell stand out even more when Tubman Battery potentially resumes operations.

4. Market Expansion: VoltCell can take advantage of Tubman Battery's hiatus to expand its market presence beyond the regions where Tubman Battery previously operated. By targeting underserved markets and demographics, VoltCell can establish a strong customer base in various locations.

5. Relationship Building: While Tubman Battery is on hiatus, VoltCell can build and nurture relationships with customers, suppliers, and partners. Providing exceptional customer service and

forming meaningful connections can lead to long-term loyalty and positive word-of-mouth marketing.

However, it is crucial for VoltCell to remain vigilant and adapt its strategies if Tubman Battery resumes operations. Continuous monitoring of the market and understanding customer preferences will help VoltCell maintain a competitive edge even in the face of renewed competition.

In summary, the hiatus of Tubman Battery presents a valuable opportunity for VoltCell to establish itself as the only leading black-owned battery company. By capitalizing on this period and implementing effective marketing and differentiation strategies, VoltCell can secure a strong foothold in the market and be well-positioned for success even if Tubman Battery returns in the future.

Our Advantages

VoltCell differentiates itself from other competitors and alternatives in the battery market through several key advantages:

1. Black-Owned Identity: VoltCell is a black-owned battery company, which sets it apart from the majority of battery brands. This uniqueness appeals to customers who prioritize supporting black-owned businesses and promoting diversity and social impact.

2. Sustainability Focus: VoltCell places a strong emphasis on eco-friendly and sustainable battery solutions. By offering batteries made from recycled materials and supporting environmentally responsible manufacturing practices, VoltCell attracts environmentally conscious customers who seek products aligned with their values.

3. High-Quality Products: VoltCell is committed to delivering high-quality and reliable batteries. Its batteries are designed to meet or exceed industry standards, ensuring customers can rely on them for various applications without compromising performance.

4. Competitive Pricing: While not necessarily the lowest-priced option in the market, VoltCell's competitive pricing provides customers with a cost-effective choice for eco-friendly batteries. Customers can feel good about their purchase without sacrificing affordability.

5. Customer Service: VoltCell prioritizes excellent customer service, ensuring that customers receive support and assistance whenever needed. This personalized approach enhances customer satisfaction and loyalty.

6. Focus on Community Impact: VoltCell's commitment to giving back to the community sets it apart. Part of its profits may be reinvested in initiatives that support local communities and social causes, resonating with customers who value businesses with a positive impact.

7. Range of Battery Types: VoltCell offers a comprehensive range of battery types, including AA, AAA, 9V, and more. This diversity allows customers to find the batteries they need for various devices and applications in one place.

8. Brand Identity and Story: VoltCell's brand identity and story, centered around sustainability, diversity, and empowerment, create a unique and memorable impression on customers. A compelling brand narrative can foster a stronger emotional connection with customers.

9. Online Accessibility: VoltCell offers easy online purchasing options, making it convenient for customers to order batteries from the comfort of their homes. Its online presence and accessible e-commerce platform ensure broad market reach.

10. Only Amazon FBA Sellor in our Niche: VoltCell will be the only black-owned battery company selling on their platform and this will be promoted through Amazon's press to show what their Black Business Accelerator program is providing to black sellers on the platform.

By capitalizing on these advantages, VoltCell aims to attract a loyal customer base that values sustainability, supports social initiatives, and seeks reliable, high-quality battery products. Through strategic marketing and effective communication of its unique selling points, VoltCell aims to position itself as a trusted and preferred choice in the battery market.

Execution

Marketing & Sales

Marketing Plan

VoltCell Marketing Plan:

Introduction: The marketing plan for VoltCell focuses on effectively promoting our black-owned battery brand and driving customer engagement. We aim to position VoltCell as a leading provider of high-quality batteries while highlighting our commitment to diversity, sustainability, and customer satisfaction.

Major Components of the Marketing Plan:

1. **Brand Identity and Messaging:** We have developed a strong brand identity, including a distinctive trademarked logo, trademarked brand mascot, and branding elements that represent our values and commitment to excellence. Our messaging emphasizes the high-performance and reliability of our batteries, along with the added value of supporting a black-owned business.

2. **Digital Marketing:** We will invest in digital advertising, including pay-per-click (PPC) campaigns and display ads, to increase online visibility and attract potential customers to our website.

3. **Search Engine Optimization (SEO):** By implementing effective SEO strategies, we aim to improve our website's ranking in search engine results, driving organic traffic and increasing brand exposure.

4. **Social Media Outreach:** We will maintain an active presence on social media platforms, engaging with our audience through informative content, customer stories, and promotions to foster a strong community of brand advocates.

Unique Value Proposition and Positioning: VoltCell's unique value proposition lies in our dedication to providing high-performance batteries while fostering diversity and sustainability. Our pitch centers on being a black-owned business that offers top-tier battery products, aligning with the growing demand for socially conscious consumer choices.

We position ourselves as a premium brand, offering batteries that excel in performance and reliability while emphasizing our commitment to the environment and social impact. Our goal is to appeal to customers who seek quality products while supporting a brand that shares their values.

Distribution and Pricing Plans: Customers can purchase VoltCell batteries directly through our website, and on Amazon. We offer secure online payment options for convenience. Additionally, we will explore partnerships with local retailers to expand our distribution reach.

Our pricing strategy will be competitive, reflecting the high quality and performance of our batteries. We will offer various pricing packages, including bulk discounts and subscription services for repeat customers.

Conclusion: The VoltCell marketing plan encompasses a comprehensive approach, blending digital marketing, social media engagement, and strategic partnerships to attract and retain customers. By capitalizing on our unique value proposition and competitive advantages, we aim to establish VoltCell as a prominent player in the battery market, driven by our commitment to diversity, quality, and customer satisfaction.

Sales Plan

Selling Strategy for VoltCell:

At VoltCell, our selling strategy focuses on efficiently converting prospects who express interest in our batteries into paying customers. We strive to create a seamless and positive customer experience that fosters trust and satisfaction. The approach varies depending on the sales channel, be it through our website or physical location.

Online Sales:

1. **User-Friendly Website:** Our website is designed to be user-friendly, with a clear and intuitive layout. Customers can easily navigate through our product pages, access detailed information about each battery, and place orders hassle-free.

2. **Secure Payment Options:** We offer multiple secure payment options to ensure a smooth checkout process. Customers can pay via credit/debit cards, digital wallets, or other secure online payment methods.

3. **Order Tracking:** We provide order tracking capabilities for customers who purchase through our website. This allows them to stay informed about the status of their shipment, enhancing transparency and reliability.

Physical Location Sales (Future Ideas):

1. **In-Store Experience:** Being in a physical location will offer our customers an immersive and personalized in-store experience. They will be able to see what their dollars have done to grow the VoltCell brand.

2. **Displays:** Customers visiting retail stores will have the opportunity to see and feel the quality of our batteries.

3. **Customer Education:** We prioritize customer education, explaining the features and benefits of our batteries, as well as the advantages of supporting a black-owned business.

Overall, our selling strategy aims to deliver a positive, informative, and customer-centric experience. We strive to build lasting relationships with customers, whether they purchase online or at our physical location, to foster brand loyalty and advocacy. Through a combination of effective sales techniques, knowledgeable staff, and a commitment to customer satisfaction, we aim to convert prospects into satisfied, paying customers who choose VoltCell for their battery needs.

Operations

Locations & Facilities

VoltCell's physical locations consist of our corporate office in Dallas, Texas, and collaborative partnerships with manufacturing facilities. Let's dive into the details of each location:

1. Corporate Office in Dallas, TX:
Our corporate office serves as the central hub for VoltCell's operations, including management, marketing, customer service, and administrative functions. The office is strategically located in Dallas, which offers several advantages:

Accessibility: Dallas is a major metropolitan area with excellent transportation infrastructure, including airports and highways, facilitating efficient communication and logistics.

Talent Pool: The city's diverse talent pool provides access to skilled professionals, enabling us to build a capable and dedicated team.

Business Environment: Dallas boasts a thriving business environment with numerous networking opportunities, fostering collaboration and growth.

Proximity to Customers: Being located in Dallas allows us to connect with a wide range of customers locally and regionally.

Manufacturing Collaboration: Proximity to our manufacturing partners enables effective coordination and quality control over the production process.

2. Collaborative Manufacturing Facilities:
VoltCell has a China manufacturer but is looking to form a strategic collaboration with a local USA manufacturing facility that specialize in battery production. While we do not have our own manufacturing plant, this partnership will offer several benefits:

Expertise and Efficiency: Our manufacturing partner will have extensive expertise in battery production, ensuring the highest quality products.

Production Capacity: Collaborating with an established USA manufacturing facility allows us to scale production according to demand without the need for significant capital investments in building our own plant.

Innovation and Technology: By collaborating with specialized manufacturers, we gain access to cutting-edge technology and innovations in the battery industry.

Quality Control: Rigorous quality control standards at the manufacturing facility can be maintained to ensure our batteries meet and exceed industry standards.

Space Availability and Future Needs:
The corporate office in Dallas is designed to accommodate the current needs of our administrative and management teams. It provides ample space for our current operations, meetings, and collaborations. As we continue to grow, the office space can be either be relocated, adapted and/or expanded to accommodate additional team members and departments.

Regarding manufacturing facilities, our collaborative partnerships enable us to leverage the expertise and production capacity of established manufacturers without the burden of maintaining large physical spaces. This allows us to focus on our core competencies, brand management, and customer engagement while ensuring the seamless production of high-quality batteries.

Overall, VoltCell's physical locations, both the corporate office in Dallas and collaborative manufacturing partnerships, are well-positioned to meet our current needs and provide flexibility for future growth and expansion. We aim to create an efficient and agile operation that can adapt to the demands of the market while maintaining the highest standards of product quality and customer satisfaction.

Technology

As a black-owned battery business, VoltCell leverages various software, hardware, and information technology tools to efficiently operate and manage our business processes through Amazon FBA. These technologies are instrumental in enhancing customer experience, optimizing operations, and driving growth. Some of the key IT solutions we use or plan to use through Amazon FBA include:

1. E-Commerce Platform: VoltCell's website is powered by a robust e-commerce platform that enables customers to browse our product catalog, make online purchases, and securely process payments. The platform is user-friendly and integrates with secure payment gateways, ensuring a seamless and safe checkout experience for customers.

2. Customer Relationship Management (CRM) System: We utilize a CRM system to manage customer interactions, track sales leads, and nurture customer relationships. The CRM helps our sales and customer service teams to stay organized, respond to inquiries promptly, and personalize communication based on individual customer preferences.

3. Inventory Management System: An inventory management system enables us to track real-time stock levels, monitor product movement, and optimize inventory control. This system helps us ensure that we maintain adequate stock levels to meet customer demand and avoid stockouts.

4. Manufacturing Software: Collaborating with manufacturing facilities involves using specialized manufacturing software. This software aids in quality control, production tracking, and managing supply chain logistics, ensuring that our batteries are manufactured efficiently and meet high-quality standards.

5. Digital Marketing Tools: We employ various digital marketing tools, including social media management platforms, email marketing software, and analytics tools. These tools help us manage social media campaigns, execute targeted email marketing, and analyze the performance of our marketing efforts.

6. Point-of-Sale (POS) System: For our physical location, we use a modern POS system to process payments, manage sales, and generate receipts. The POS system streamlines the checkout process, making it convenient for customers making in-store purchases.

7. Data Analytics and Business Intelligence: Data analytics and business intelligence tools enable us to gain valuable insights into customer behavior, market trends, and product performance. These insights inform our business decisions and strategies for continuous improvement.

8. Security and Data Protection Measures: As a technology-driven company, we prioritize the security of customer data and sensitive business information. We invest in robust cybersecurity measures and adhere to industry standards to protect against data breaches and cyber threats.

9. Cloud Services: We leverage cloud computing services to store and access data, facilitate collaboration, and ensure scalability. Cloud services provide flexibility and allow us to access critical information from anywhere, promoting remote work efficiency.

10. Industry-Specific Technologies: In collaboration with our manufacturing partners, we utilize industry-specific technologies that comply with battery production standards and ensure the safety and quality of our products.

As we continue to grow, we plan to invest in advanced technologies and explore innovations that align with our business goals. Implementing these technologies enables us to deliver a superior customer experience, optimize operations, and stay competitive in the dynamic battery market.

Equipment & Tools

As a battery business, VoltCell does not require specialized equipment for manufacturing batteries in-house. Instead, we have strategically partnered with established battery manufacturing facilities to handle the production process. These manufacturing partners have the necessary specialized equipment and technology to produce high-quality batteries efficiently and at scale.

The battery manufacturing process involves complex machinery and equipment to ensure precise assembly, testing, and quality control. Some of the specialty equipment used by our manufacturing partners may include:

1. **Battery Assembly Machines:** These machines automate the assembly of battery cells, including the insertion of electrodes, separators, and electrolytes.

2. **Cell Testing Equipment:** Sophisticated testing equipment is used to check the performance, capacity, and safety of individual battery cells.

3. **Battery Formation Chambers:** These chambers condition the batteries to their optimal performance levels through charge and discharge cycles.

4. **Battery Pack Assembly Lines:** For batteries that require multiple cells to be connected in a pack, assembly lines are used to efficiently build battery packs with precision.

5. **Quality Control Tools:** Equipment for analyzing and ensuring the quality of the finished batteries, such as leak testers and performance analyzers.

By collaborating with manufacturing facilities equipped with state-of-the-art technology, VoltCell can focus on brand management, marketing, customer engagement, and other essential aspects of the business. This allows us to provide customers with high-quality batteries while benefiting from the efficiency and expertise of our manufacturing partners.

As VoltCell grows, we will continue to explore advancements in battery technology and manufacturing processes to ensure that our batteries remain at the forefront of innovation. Our focus remains on delivering exceptional battery products to meet the diverse needs of our customers while supporting our commitment to sustainability and social responsibility.

Milestones & Metrics

Milestones Table

Milestone	Due Date	Details
Company Incorporation	June 12, 2023	Baskerville Unlimited, LLC was registered as a legal entity and obtain necessary permits in Texas.
Trademark Brand Logo and Brand Mascot	July 17, 2023	The brand logo and brand mascot are currently in the trademark process and will be presented with a "TM" on all packaging. Once the USPTO fully trademarks the logo and mascot, they will be presented with a "R".
Adding VoltCell as a DBA to Baskerville Unlimited, LLC	July 18, 2023	The VoltCell name was added as a doing business as to Baskerville Unlimited, LLC.
Marketing Campaign Launch	July 30, 2023	Initiate digital marketing campaigns to drive website traffic and sales.
First Battery Production	July 31, 2023	Commence the first production run of VoltCell batteries.
Customer Feedback Collection	July 31, 2023	Implement customer feedback collection and analysis processes (Through online surveys).
Website Luanch	August 02, 2023	Launch the VoltCell e-commerce website.
Social Media Presence	August 03, 2023	Create and launch VoltCell's social media profiles for brand awareness.
Product Line Development	August 18, 2023	Finalize product specifications and offerings (e.g., AA, AAA, 9V batteries).
Manufacturing Collaboration	August 31, 2023	Establish a partnership with a reputable battery manufacturing facility.
Increase Brand Awareness	September 15, 2023	Execute a comprehensive brand awareness campaign for wider reach.
Expansion of Product Offerings	December 04, 2023	Introduce new battery sizes and variants based on customer demand.
Strategic Partnerships	December 29, 2023	Establish collaborations with retailers to expand distribution. 12/29/2023 is a placeholder- actual date TBD.

Strategic Partnerships	July 01, 2024	Establish collaborations with retailers to expand distribution.
Sales Growth and Revenue Targets	October 31, 2024	Achieve set sales and revenue targets for sustainable business growth.
Market Expansion	October 31, 2024	Explore opportunities to enter new regional and international markets.

Key Metrics

For VoltCell, understanding the right performance metrics is crucial for gauging the success and health of the business. As a battery company operating in a competitive market, tracking key metrics will help us identify areas of strength and areas that require improvement. The most important performance metrics for VoltCell include:

1. **Sales Revenue and Profit Margins:** Sales revenue is a fundamental metric that directly reflects the success of our business. Additionally, monitoring profit margins is vital to ensure that we are generating enough revenue to cover our direct costs and maintain profitability, especially in a low-margin industry.

2. **Customer Acquisition Cost (CAC):** Calculating CAC helps us understand how much it costs to acquire each new customer. Lowering CAC over time indicates an efficient customer acquisition strategy, contributing to sustained growth.

3. **Customer Retention Rate:** Retaining existing customers is essential for long-term success. Tracking the percentage of customers who return for repeat purchases demonstrates customer satisfaction and loyalty.

4. **Conversion Rate:** Monitoring the conversion rate on our website helps us understand how effective our website is in turning visitors into customers. Improving this rate enhances overall sales performance.

5. **Lead Generation and Conversion:** Tracking the number of leads generated and their conversion into paying customers ensures a healthy sales pipeline. Consistently generating and converting leads is crucial for sustained growth.

6. **Website Traffic and Engagement:** Monitoring website traffic and user engagement provides insights into our online presence and the effectiveness of our marketing efforts.

7. **Cash Flow Management:** Keeping a close eye on cash flow ensures that we have sufficient funds to cover operating expenses, invest in growth, and maintain financial stability.

8. **Product Performance and Quality:** Monitoring customer feedback and product reviews allows us to continuously improve product quality and meet customer expectations.

Success for VoltCell means achieving steady revenue growth, maintaining healthy profit margins, and fostering a loyal customer base. It also entails effective cost management to remain competitive in a low-margin industry. Achieving and exceeding sales targets, high customer retention rates, and positive customer feedback indicate that we are on the right track.

Regularly analyzing and reviewing these key performance metrics will enable us to identify any underperforming areas and take corrective action promptly. Making data-driven decisions and staying agile will help us navigate challenges and adapt our strategies to ensure long-term success. By keeping a close eye on the metrics that matter most, we can make informed business decisions and continuously improve our performance to achieve our goals.

Company

Overview

Ownership: Baskerville Unlimited, LLC d.b.a. is co-founded and owned by twin brothers, Marcus Baskerville and Markee Baskerville, who are both equal partners in the business. Each brother holds a 50% ownership stake in the LLC. No outside investors are involved at this point in time, though there might be an opportunity for that as the business grows.

Structure: Baskerville Unlimited, LLC d.b.a. VoltCell is registered as a Limited Liability Company (LLC) with multiple owners, known as members. As an LLC, Baskerville Unlimited, LLC d.b.a. VoltCell offers the advantages of limited liability protection while allowing profits and losses to pass through to the members for taxation purposes.

Team

Management Team

The Power of Our Collaboration:

Baskerville Unlimited, LLC d.b.a. VoltCell is a collaborative venture spearheaded by Marcus Baskerville and Markee Baskerville, who are twin brothers with a shared vision. While we prefer not to adhere to formal job titles, Marcus primarily takes charge of the IT and financial aspects of our business, while Markee leads the strategic direction and brand development.

Both Marcus and Markee possess a strong entrepreneurial spirit and bring a wealth of leadership experience to the table. They are highly skilled in identifying market opportunities and have backgrounds in Education and Nonprofit leadership, which provide them with a deep understanding of individual behavior and effective marketing strategies. Their commitment to driving growth and fostering customer engagement makes them an exceptional team. Moreover, their ability to strategize and make data-driven decisions will play a crucial role in propelling our business forward.

As twin brothers and best friends, our close bond and shared vision serve as the foundation for the success of VoltCell. Our complementary skills and collective experiences make us a formidable and synergistic team. Marcus's expertise perfectly complements Markee's proficiency and background.

Our collaborative approach empowers us to navigate challenges and seize market opportunities effectively. Marcus and Markee's shared passion for sustainability, coupled with their dedication to providing high-quality batteries, further strengthens our drive to succeed. As co-founders of VoltCell, we are committed to establishing a lasting legacy as a black-owned battery business, making a meaningful impact on the industry, and empowering communities through sustainable energy solutions. Our strong bond, expertise, and shared vision position us as the ideal team to lead VoltCell towards a successful and impactful future.

Advisors

As co-founders of VoltCell, Marcus and Markee Baskerville value the importance of seeking advice and guidance from experienced individuals and mentors, despite not having any formal mentors, investors, or professors at this stage of the business.

Knowledgeable Friends and Family: Both Marcus and Markee have a network of supportive friends and family members who have experience in various fields. While not directly related to the battery industry, these individuals offer valuable insights and encouragement as entrepreneurs. Their diverse perspectives and encouragement bolster the founders' confidence and motivation.

Small Business Counselors and Advisors: Recognizing the significance of seeking professional advice, Marcus and Markee plan to connect with small-business counselors and advisors in their community. These experts can provide valuable guidance on business operations, financial management, and strategic planning. Their experience working with other businesses will offer valuable insights and help VoltCell navigate challenges effectively.

Industry Experts and Subject-Matter Specialists: Although not currently having formal relationships with industry experts, Marcus and Markee are actively exploring opportunities to connect with individuals experienced in the battery and renewable energy industries. By building relationships with industry veterans and subject-matter specialists, VoltCell aims to tap into their knowledge, gain industry-specific insights, and stay updated on the latest trends and innovations.

Professional Networks and Associations: To expand their knowledge base and leverage peer support, Marcus and Markee intend to participate in industry-specific events, conferences, and forums. These engagements will enable them to network with like-minded individuals, potential collaborators, and industry leaders.

Online Communities and Resources: In addition to in-person connections, Marcus and Markee plan to engage with online communities and resources related to renewable energy, battery technology, and entrepreneurship. Online platforms provide a wealth of information, discussions, and expert advice that can be beneficial to their business journey.

Financial Plan

Forecast

Key Assumptions

Based on the provided assumptions, VoltCell plans to sell initially 6,240 units of an 8-pack AA batteries at $5.60 per unit and 1,562 units of CR2032 coin cell batteries at $6.30 per unit.

Battery Sales Projections:

1. AA Batteries: 6,240 units x $5.60 = $34,944

2. CR2032 Coin Cell Batteries: 1,562 units x $6.30 = $9,846

Total Initial Battery Sales: $34,944 + $9,846 = $44,790

Retail Sales: Assuming $2,000 daily in retail sales starting in month 4:

- Monthly Retail Sales: $2,000 x 30 days (assumed) = $60,000 (average monthly retail revenue)

Projected Annual Sales:

- Year 1 Sales: (Months 1-3 are slower with only initial battery sales)
    - Total Year 1 Battery Sales: $44,790
    - Retail Sales: $60,000 x 9 (Months 4-12) = $540,000
    - Total Year 1 Sales: $44,790 + $540,000 = $584,790
- Year 2 Sales: (Full year of operation)

    - Total Year 2 Battery Sales: (Projected growth based on market demand and awareness)
    - Retail Sales: $60,000 x 12 = $720,000
    - Total Year 2 Sales: (Projected Year 2 Battery Sales) + $720,000

These sales projections are only on the existing products can and will be adjusted once other products are added the brand and Voltcell grows. These sales projections reinforce VoltCell's business opportunity as a black-owned battery company that offers eco-friendly and high-quality batteries to meet the growing demand for sustainable energy solutions. The revenue forecasts demonstrate the potential for VoltCell to establish itself as a competitive player in the battery industry and generate a significant positive impact on the community and the environment.

Revenue by Month



Expenses by Month





Net Profit (or Loss) by Year



Financing

Use of Funds

Other than the initial $15,000 business loan obtained to start the brand, VoltCell has not obtained any other external funding, including loans, investments, or other financing. However, we have a strategic plan in place for the effective utilization of funds when they become available. The use of funds will play a crucial role in accelerating the growth and success of our black-owned battery business. The intended use of funds will be as follows:

1. Manufacturing and Inventory Expansion:

    • Investing in additional manufacturing capabilities and expanding our inventory to meet the growing demand for eco-friendly batteries.

2. Research and Development:

    • Allocating funds to research and develop new battery technologies and sustainable energy solutions, enhancing our product offerings and staying ahead of the competition.

3. Marketing and Branding:

- Investing in marketing campaigns and branding initiatives to increase brand awareness, reach a wider audience, and drive sales both online and through potential partnerships.

4. Retail Expansion:

- Expanding our retail presence by establishing partnerships with brick-and-mortar stores to offer VoltCell products to a broader customer base.

5. E-commerce Platform Enhancements:

- Enhancing our e-commerce platform with user-friendly features, secure payment gateways, and improved customer support to streamline the online purchasing experience.

6. Collaborations and Partnerships:

- Allocating funds to establish collaborations and partnerships with companies and contractors, which will facilitate business-to-business sales and strategic alliances.

7. Hiring and Human Resources:

- Recruiting skilled personnel to strengthen our management team, salesforce, and research and development department to drive innovation and customer satisfaction.

By obtaining financing, we aim to utilize these funds strategically to scale up our business operations, increase market share, and generate higher revenues. The investment will not only cover operating costs but also enable us to make capital expenditures in manufacturing, research, and marketing to achieve long-term growth and profitability. VoltCell is committed to demonstrating a positive return on investment for our stakeholders, while continuing to make a significant impact in the battery industry as a socially responsible and eco-conscious company.

Sources of Funds

As founders, Marcus and Markee Baskerville, we have successfully secured an initial business loan of $15,000 to provide crucial support for VoltCell's early-stage operations and facilitate our growth.

Our financing plan is outlined as follows:

1. Business Loan:

- We have obtained a business loan amounting to $15,000, which has been utilized to cover manufacturing costs, procure inventory, and support our marketing efforts.

As a startup in the battery industry, VoltCell is actively exploring various financing options to further bolster our growth and expansion plans. Although we have successfully secured the initial business loan, we remain open to exploring other potential sources of funding in the future. These may include equity investments from external investors or business grants that align with our mission and goals.

As we continue to establish our presence in the market and demonstrate solid revenue growth, we anticipate delving into further financing opportunities that will allow us to scale up our operations and achieve long-term success. We acknowledge the significance of prudently managing our finances and will diligently review and analyze potential funding options to make well-informed decisions that align with our business objectives.

While we gain additional clarity on our future funding requirements as the business progresses, we will consistently work towards ironing out the details of our upcoming financing endeavors. This will ensure that VoltCell remains adequately capitalized and strategically positioned for sustainable growth within the battery industry.

Statements

Projected Profit and Loss

	2023	2024	2025
Revenue	**$129,150**	**$516,600**	**$516,600**
Direct Costs	**$30,000**	**$120,000**	**$120,000**
Gross Margin	$99,150	$396,600	$396,600
Gross Margin %	**77%**	**77%**	**77%**
Operating Expenses			
Business Loan	$2,750	$6,600	$6,600
Amazon FBA Account Fee		$280	$480
Total Operating Expenses	**$2,750**	**$6,880**	**$7,080**
Operating Income	**$96,400**	**$389,720**	**$389,520**
Interest Incurred			
Depreciation and Amortization			
Gain or Loss from Sale of Assets			
Income Taxes	$7,953	$32,152	$32,135
Total Expenses	$40,703	$159,032	$159,215
Net Profit	$88,447	$357,568	$357,385
Net Profit / Sales	**68%**	**69%**	**69%**

Projected Balance Sheet

	2023	2024	2025
Cash	$107,055	$520,786	$878,155
Accounts Receivable	$0	$0	$0
Inventory			
Other Current Assets			
Total Current Assets	**$107,055**	**$520,786**	**$878,155**
Long-Term Assets			
Accumulated Depreciation			
Total Long-Term Assets			
Total Assets	**$107,055**	**$520,786**	**$878,155**
Accounts Payable	$0	$0	$0
Income Taxes Payable	$7,953	$32,152	$32,135
Sales Taxes Payable	$10,655	$42,619	$42,620
Short-Term Debt			
Prepaid Revenue			
Total Current Liabilities	**$18,608**	**$74,771**	**$74,755**
Long-Term Debt			
Long-Term Liabilities			
Total Liabilities	**$18,608**	**$74,771**	**$74,755**
Paid-In Capital			
Retained Earnings		$88,447	$446,015
Earnings	$88,447	$357,568	$357,385
Total Owner's Equity	**$88,447**	**$446,015**	**$803,400**
Total Liabilities & Equity	**$107,055**	**$520,786**	**$878,155**

Projected Cash Flow Statement

	2023	2024	2025
Net Cash Flow from Operations			
Net Profit	$88,447	$357,568	$357,385
Depreciation & Amortization			
Change in Accounts Receivable	$0	$0	$0
Change in Inventory			
Change in Accounts Payable	$0	$0	$0
Change in Income Tax Payable	$7,953	$24,199	($17)
Change in Sales Tax Payable	$10,655	$31,964	$1
Change in Prepaid Revenue			
Net Cash Flow from Operations	**$107,055**	**$413,731**	**$357,369**
Investing & Financing			
Assets Purchased or Sold			
Net Cash from Investing			
Investments Received			
Dividends & Distributions			
Change in Short-Term Debt			
Change in Long-Term Debt			
Net Cash from Financing			
Cash at Beginning of Period	$0	$107,055	$520,786
Net Change in Cash	$107,055	$413,731	$357,369
Cash at End of Period	**$107,055**	**$520,786**	**$878,155**

Appendix

Profit and Loss Statement (With Monthly Detail)

2023	Jan '23	Feb '23	Mar '23	Apr '23	May '23	June '23	July '23	Aug '23	Sept '23	Oct '23	Nov '23	Dec '23
Total Revenue										$43,050	$43,050	$43,050
Total Direct Costs										$10,000	$10,000	$10,000
Gross Margin										$33,050	$33,050	$33,050
Gross Margin %										77%	77%	77%
Operating Expenses												
Business Loan								$550	$550	$550	$550	$550
Amazon FBA Account Fee												
Total Operating Expenses								$550	$550	$550	$550	$550
Operating Income								($550)	($550)	$32,500	$32,500	$32,500
Interest Incurred												
Depreciation and Amortization												

Gain or Loss from Sale of Assets					
Income Taxes	$0	$0	$2,591	$2,681	$2,681
Total Expenses	**$550**	**$550**	**$13,141**	**$13,231**	**$13,231**
Net Profit	**($550)**	**($550)**	**$29,909**	**$29,819**	**$29,819**
Net Profit / Sales			**69%**	**69%**	**69%**

2024	Jan '24	Feb '24	Mar '24	Apr '24	May '24	June '24	July '24	Aug '24	Sept '24	Oct '24	Nov '24	Dec '24
Total Revenue	**$43,050**	**$43,050**	**$43,050**	**$43,050**	**$43,050**	**$43,050**	**$43,050**	**$43,050**	**$43,050**	**$43,050**	**$43,050**	**$43,050**
Total Direct Costs	**$10,000**	**$10,000**	**$10,000**	**$10,000**	**$10,000**	**$10,000**	**$10,000**	**$10,000**	**$10,000**	**$10,000**	**$10,000**	**$10,000**
Gross Margin	$33,050	$33,050	$33,050	$33,050	$33,050	$33,050	$33,050	$33,050	$33,050	$33,050	$33,050	$33,050
Gross Margin %	**77%**	**77%**	**77%**	**77%**	**77%**	**77%**	**77%**	**77%**	**77%**	**77%**	**77%**	**77%**
Operating Expenses												
Business Loan	$550	$550	$550	$550	$550	$550	$550	$550	$550	$550	$550	$550
Amazon FBA Account Fee						$40	$40	$40	$40	$40	$40	$40
Total Operating Expenses	**$550**	**$550**	**$550**	**$550**	**$550**	**$590**	**$590**	**$590**	**$590**	**$590**	**$590**	**$590**
Operating Income	**$32,500**	**$32,500**	**$32,500**	**$32,500**	**$32,500**	**$32,460**	**$32,460**	**$32,460**	**$32,460**	**$32,460**	**$32,460**	**$32,460**
Interest Incurred												
Depreciation and Amortization												
Gain or Loss from Sale of Assets												
Income Taxes	$2,681	$2,682	$2,681	$2,681	$2,681	$2,678	$2,678	$2,678	$2,678	$2,678	$2,678	$2,678
Total Expenses	$13,231	$13,232	$13,231	$13,231	$13,231	$13,268	$13,268	$13,268	$13,268	$13,268	$13,268	$13,268
Net Profit	$29,819	$29,818	$29,819	$29,819	$29,819	$29,782	$29,782	$29,782	$29,782	$29,782	$29,782	$29,782
Net Profit / Sales	**69%**	**69%**	**69%**	**69%**	**69%**	**69%**	**69%**	**69%**	**69%**	**69%**	**69%**	**69%**

	2023	2024	2025
Total Revenue	**$129,150**	**$516,600**	**$516,600**
Total Direct Costs	**$30,000**	**$120,000**	**$120,000**
Gross Margin	$99,150	$396,600	$396,600
Gross Margin %	**77%**	**77%**	**77%**
Operating Expenses			
Business Loan	$2,750	$6,600	$6,600
Amazon FBA Account Fee		$280	$480
Total Operating Expenses	**$2,750**	**$6,880**	**$7,080**
Operating Income	**$96,400**	**$389,720**	**$389,520**
Interest Incurred			
Depreciation and Amortization			
Gain or Loss from Sale of Assets			
Income Taxes	$7,953	$32,152	$32,135
Total Expenses	**$40,703**	**$159,032**	**$159,215**
Net Profit	**$88,447**	**$357,568**	**$357,385**
Net Profit / Sales	**68%**	**69%**	**69%**

Balance Sheet (With Monthly Detail)

2023	Jan '23	Feb '23	Mar '23	Apr '23	May '23	June '23	July '23	Aug '23	Sept '23	Oct '23	Nov '23	Dec '23
Cash								($550)	($1,100)	$34,952	$71,003	$107,055
Accounts Receivable										$0	$0	$0
Inventory												
Other Current Assets												
Total Current Assets								**($550)**	**($1,100)**	**$34,952**	**$71,003**	**$107,055**
Long-Term Assets												
Accumulated Depreciation												
Total Long-Term Assets												
Total Assets								**($550)**	**($1,100)**	**$34,952**	**$71,003**	**$107,055**
Accounts Payable								$0	$0	$0	$0	$0
Income Taxes Payable								$0	$0	$2,591	$5,272	$7,953
Sales Taxes Payable										$3,552	$7,103	$10,655
Short-Term Debt												
Prepaid Revenue												
Total Current Liabilities								**$0**	**$0**	**$6,143**	**$12,375**	**$18,608**
Long-Term Debt												

Long-Term Liabilities					
Total Liabilities	**$0**	**$0**	**$6,143**	**$12,375**	**$18,608**
Paid-In Capital					
Retained Earnings					
Earnings	($550)	($1,100)	$28,809	$58,628	$88,447
Total Owner's Equity	**($550)**	**($1,100)**	**$28,809**	**$58,628**	**$88,447**
Total Liabilities & Equity	**($550)**	**($1,100)**	**$34,952**	**$71,003**	**$107,055**

2024	Jan '24	Feb '24	Mar '24	Apr '24	May '24	June '24	July '24	Aug '24	Sept '24	Oct '24	Nov '24	Dec '24
Cash	$132,452	$168,503	$196,602	$232,653	$268,705	$304,717	$340,728	$376,740	$412,752	$448,763	$484,775	$520,786
Accounts Receivable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Inventory												
Other Current Assets												
Total Current Assets	$132,452	$168,503	$196,602	$232,653	$268,705	$304,717	$340,728	$376,740	$412,752	$448,763	$484,775	$520,786
Long-Term Assets												
Accumulated Depreciation												
Total Long-Term Assets												
Total Assets	$132,452	$168,503	$196,602	$232,653	$268,705	$304,717	$340,728	$376,740	$412,752	$448,763	$484,775	$520,786
Accounts Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Income Taxes Payable	$10,634	$13,316	$8,044	$10,725	$13,406	$16,084	$18,762	$21,440	$24,118	$26,796	$29,474	$32,152
Sales Taxes Payable	$3,552	$7,103	$10,655	$14,206	$17,758	$21,310	$24,861	$28,413	$31,965	$35,516	$39,068	$42,619
Short-Term Debt												
Prepaid Revenue												
Total Current Liabilities	$14,186	$20,419	$18,699	$24,931	$31,164	$37,394	$43,623	$49,853	$56,083	$62,312	$68,542	$74,771
Long-Term Debt												
Long-Term Liabilities												

Total Liabilities	$14,186	$20,419	$18,699	$24,931	$31,164	$37,394	$43,623	$49,853	$56,083	$62,312	$68,542	$74,771
Paid-In Capital												
Retained Earnings	$88,447	$88,447	$88,447	$88,447	$88,447	$88,447	$88,447	$88,447	$88,447	$88,447	$88,447	$88,447
Earnings	$29,819	$59,637	$89,456	$119,275	$149,094	$178,876	$208,658	$238,440	$268,222	$298,004	$327,786	$357,568
Total Owner's Equity	**$118,266**	**$148,084**	**$177,903**	**$207,722**	**$237,541**	**$267,323**	**$297,105**	**$326,887**	**$356,669**	**$386,451**	**$416,233**	**$446,015**
Total Liabilities & Equity	**$132,452**	**$168,503**	**$196,602**	**$232,653**	**$268,705**	**$304,717**	**$340,728**	**$376,740**	**$412,752**	**$448,763**	**$484,775**	**$520,786**

	2023	2024	2025
Cash	$107,055	$520,786	$878,155
Accounts Receivable	$0	$0	$0
Inventory			
Other Current Assets			
Total Current Assets	**$107,055**	**$520,786**	**$878,155**
Long-Term Assets			
Accumulated Depreciation			
Total Long-Term Assets			
Total Assets	**$107,055**	**$520,786**	**$878,155**
Accounts Payable	$0	$0	$0
Income Taxes Payable	$7,953	$32,152	$32,135
Sales Taxes Payable	$10,655	$42,619	$42,620
Short-Term Debt			
Prepaid Revenue			
Total Current Liabilities	**$18,608**	**$74,771**	**$74,755**
Long-Term Debt			
Long-Term Liabilities			
Total Liabilities	**$18,608**	**$74,771**	**$74,755**
Paid-In Capital			
Retained Earnings		$88,447	$446,015
Earnings	$88,447	$357,568	$357,385
Total Owner's Equity	**$88,447**	**$446,015**	**$803,400**
Total Liabilities & Equity	**$107,055**	**$520,786**	**$878,155**

Cash Flow Statement (With Monthly Detail)

2023	Jan '23	Feb '23	Mar '23	Apr '23	May '23	June '23	July '23	Aug '23	Sept '23	Oct '23	Nov '23	Dec '23
Net Cash Flow from Operations												
Net Profit								($550)	($550)	$29,909	$29,819	$29,819
Depreciation & Amortization												
Change in Accounts Receivable										$0	$0	$0
Change in Inventory												
Change in Accounts Payable								$0	$0	$0	$0	$0
Change in Income Tax Payable								$0	$0	$2,591	$2,681	$2,681
Change in Sales Tax Payable										$3,552	$3,551	$3,552
Change in Prepaid Revenue												
Net Cash Flow from Operations								($550)	($550)	$36,052	$36,051	$36,052
Investing & Financing												
Assets Purchased or Sold												

Net Cash from Investing					
Investments Received					
Dividends & Distributions					
Change in Short-Term Debt					
Change in Long-Term Debt					
Net Cash from Financing					
Cash at Beginning of Period		$0	($550)	($1,100)	$34,952	$71,003
Net Change in Cash		($550)	($550)	$36,052	$36,051	$36,052
Cash at End of Period		**($550)**	**($1,100)**	**$34,952**	**$71,003**	**$107,055**

2024	Jan '24	Feb '24	Mar '24	Apr '24	May '24	June '24	July '24	Aug '24	Sept '24	Oct '24	Nov '24	Dec '24
Net Cash Flow from Operations												
Net Profit	$29,819	$29,818	$29,819	$29,819	$29,819	$29,782	$29,782	$29,782	$29,782	$29,782	$29,782	$29,782
Depreciation & Amortization												
Change in Accounts Receivable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Inventory												
Change in Accounts Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Income Tax Payable	$2,681	$2,682	($5,272)	$2,681	$2,681	$2,678	$2,678	$2,678	$2,678	$2,678	$2,678	$2,678
Change in Sales Tax Payable	($7,103)	$3,551	$3,552	$3,551	$3,552	$3,552	$3,551	$3,552	$3,552	$3,551	$3,552	$3,551
Change in Prepaid Revenue												
Net Cash Flow from Operations	**$25,397**	**$36,051**	**$28,099**	**$36,051**	**$36,052**	**$36,012**	**$36,011**	**$36,012**	**$36,012**	**$36,011**	**$36,012**	**$36,011**
Investing & Financing												
Assets Purchased or Sold												
Net Cash from Investing												

Investments Received

Dividends & Distributions

Change in Short-Term Debt

Change in Long-Term Debt

Net Cash from Financing

Cash at Beginning of Period	$107,055	$132,452	$168,503	$196,602	$232,653	$268,705	$304,717	$340,728	$376,740	$412,752	$448,763	$484,775
Net Change in Cash	$25,397	$36,051	$28,099	$36,051	$36,052	$36,012	$36,011	$36,012	$36,012	$36,011	$36,012	$36,011
Cash at End of Period	**$132,452**	**$168,503**	**$196,602**	**$232,653**	**$268,705**	**$304,717**	**$340,728**	**$376,740**	**$412,752**	**$448,763**	**$484,775**	**$520,786**

	2023	2024	2025
Net Cash Flow from Operations			
Net Profit	$88,447	$357,568	$357,385
Depreciation & Amortization			
Change in Accounts Receivable	$0	$0	$0
Change in Inventory			
Change in Accounts Payable	$0	$0	$0
Change in Income Tax Payable	$7,953	$24,199	($17)
Change in Sales Tax Payable	$10,655	$31,964	$1
Change in Prepaid Revenue			
Net Cash Flow from Operations	**$107,055**	**$413,731**	**$357,369**
Investing & Financing			
Assets Purchased or Sold			
Net Cash from Investing			
Investments Received			
Dividends & Distributions			
Change in Short-Term Debt			
Change in Long-Term Debt			
Net Cash from Financing			
Cash at Beginning of Period	$0	$107,055	$520,786
Net Change in Cash	$107,055	$413,731	$357,369
Cash at End of Period	**$107,055**	**$520,786**	**$878,155**

SUBSCRIPTION AGREEMENT

THE SECURITIES SET FORTH HEREIN ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933. THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

This Subscription Agreement (the "Agreement") is entered into on [Date], by and between:

Baskerville Unlimited, LLC d.b.a. VoltCell a Texas corporation (the "Company"), and

[Subscriber Name] (the "Subscriber").

RECITALS:

WHEREAS, the Company is conducting a private offering (the "Offering") of its securities to accredited investors under Regulation D of the Securities Act of 1933, as amended (the "Securities Act") and applicable state securities laws;

WHEREAS, the Subscriber wishes to subscribe to purchase securities of the Company and has represented that they are an accredited investor as defined in Rule 501 of Regulation D under the Securities Act;

WHEREAS, as part of this Agreement, the Company is offering a Revenue Share Note (the "Note") that entitles the Subscriber to a share of the Company's revenue, subject to the terms and conditions herein;

NOW, THEREFORE, in consideration of the mutual covenants contained herein, the Company and the Subscriber hereby agree as follows:

1. Subscription.

1.1 **Subscription for Securities.** The Subscriber hereby subscribes to purchase [Number of Securities] securities of the Company at a purchase price of $100.00 per Security, for an aggregate purchase price of [$Total Purchase Price] (the "Subscription Amount").

1.2 **Payment.** The Subscriber shall pay the Subscription Amount to the Company by wire transfer to the Company's designated bank account or by other means acceptable to the Company.

2. Revenue Share Note.

2.1 **Issuance of Note.** In conjunction with the purchase of securities, the Company shall issue the Subscriber the Revenue Share Note (the "Note"). The Note entitles the Subscriber to receive a share of the Company's net revenue, subject to the terms and conditions set forth in the Note.

2.2 **Terms of the Note.** The terms of the Note, including the revenue share percentage, payment frequency, and any applicable caps or limits, are detailed in the attached Exhibit A (the "Note Terms"), which is incorporated into this Agreement by reference.

3. Representations and Warranties of Subscriber.

3.1 **Accredited or Non-Accredited Status.** The Subscriber represents their accreditation status as follows:

☐   Accredited Investor (as defined in Rule 501 of Regulation D under the Securities Act).

☐   Non-Accredited Investor.

3.2 **Investment Purpose.** The Subscriber is acquiring the securities and the Note for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof.

3.3 **Access to Information.** The Subscriber acknowledges that they have received all information they deem necessary to make an informed investment decision and have had the opportunity to ask questions and receive answers from the Company regarding the Offering.

4. Closing.

4.1 **Closing Date.** The closing of the purchase and sale of the securities and the issuance of the Note (the "Closing") shall take place on March 31, 2024 or at such other time and place as the Company may designate.

4.2 **Subscriber Verification.** The Offering may not close for any individual subscriber until such subscriber's identity is verified and approved with the escrow agent (the "Escrow Facilitator"), and their funds have cleared the escrow account (the "Escrow Account").

4.3 **Delivery.** At the Closing, the Company shall deliver to the Subscriber a stock certificate representing the securities and a fully executed copy of the Note.

5. Termination.

5.1 **Investor Termination.** The Investor may terminate this Subscription Agreement as follows: The Investor may terminate this Subscription Agreement for any reason, but only up to forty-eight (48) hours before the Closing, or if the Investor enters into this Subscription Agreement during the last forty-eight (48) hours of the Offering, the Investor may not terminate this Subscription Agreement.

5.2 **Issuer Termination.** The Issuer may terminate this Subscription Agreement as follows: The Issuer may terminate this Subscription Agreement at any time and for any reason up until the time that Investor's subscription is accepted.

6. Representations and Warranties.

6.1 **Representations and Warranties of the Investor.** The Investor hereby represents and warrants to and covenants with the Issuer that:

(a) The Investor has the capacity to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the Investor hereunder, and such purchase will not contravene any law, rule or regulation binding on the Investor or any investment guideline or restriction applicable to the Investor.

(b) The Investor is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

(c) The Investor is a citizen of the United States of America.

(d) The Investor is at least eighteen (18) years of age.

(e) The Investor will comply with all applicable laws and regulations in effect in any jurisdiction in which the Investor purchases or sells the Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the Investor is subject or in which the Investor makes such purchases or sales, and the Issuer shall have no responsibility therefor.

(f) The Investor has received a copy of the Offering Documents. The Investor has not been furnished any offering literature other than the Offering Documents and has relied only on the information contained therein.

(g) The Investor understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Offering Documents. The Investor represents that it is able to bear any loss associated with an investment in the Securities.

(h) The Investor confirms that it is not relying on any communication (written or oral) of the Issuer or any of its affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Offering Documents or otherwise by the Issuer or any of its affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Issuer nor any of its affiliates is acting or has acted as an advisor to the Investor in deciding to invest in the Securities.

(i) The Investor is familiar with the business and financial condition and operations of the Issuer, all as generally described in the Offering Documents. The Investor has had access to such information concerning the Issuer and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

(j) The Investor understands that each of the Investor's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the Investor.

(k) The Investor acknowledges that the Issuer has the right in its sole and absolute discretion to abandon the Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Issuer shall return the previously paid Total Purchase Price of the Securities, without interest thereon, to the Investor.

(l) The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

(m) The Investor represents that it is not relying on (and will not at any time rely on) any communication (written or oral) of the Issuer, as investment advice or as a recommendation to purchase the Securities, it being understood that information and explanations related to the terms and conditions of the Securities and the other transaction documents that are described in the Offering Documents shall not be considered investment advice or a recommendation to purchase the Securities.

(n) The Investor confirms that the Issuer has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (B) made any representation to the Investor regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the Investor is not relying on the advice or recommendations of the Issuer and the Investor has made its own independent decision that the investment in the Securities is suitable and appropriate for the Investor.

(o) The Investor has such knowledge, skill and experience in business, financial and investment matters that the Investor is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the Investor's own professional advisors, to the extent that the Investor has deemed appropriate, the Investor has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The Investor has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the Investor is able to bear the risks associated with an investment in the Securities.

(p) The Investor is aware of its investment limitations based on Investor's annual net income, net worth and previous investments through other regulation crowdfunding offerings and is compliant with such limitations based on the Total Purchase Price.

(q) The Investor is acquiring the Securities solely for the Investor's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The Investor understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Investor and of the other representations made by the Investor in this Subscription Agreement. The Investor understands that the Issuer is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(r) The Investor understands that the Securities are "restricted securities" under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the Investor may dispose of the Securities only pursuant to an effective registration statement under the Securities Act or an exemption therefrom, and the Investor understands that the Issuer has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act (including Rule 144 thereunder). Accordingly, the Investor understands that under the Commission's rules, the Investor may dispose of the Securities principally only in "private placements" which are exempt from registration under the Securities Act, in which event the transferee will acquire "restricted securities" subject to the same limitations as in the hands of the Investor. Consequently, the Investor understands that the Investor must bear the economic risks of the investment in the Securities for an indefinite period of time.

(s) The Investor understands that the Securities may not be transferred by the Investor for a period of one year unless any such transfer is made pursuant to the exemptions found in the regulation crowdfunding statutes and rules.

(t) The Investor agrees: (A) that the Investor will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to a registration of the Securities under the Securities Act and all applicable State Securities Laws, or in a transaction which is exempt from the registration provisions of the Securities Act and all applicable State Securities Laws; and (B) that the Issuer and its affiliates shall not be required to give effect to any purported transfer of such Securities except upon compliance with the foregoing restrictions and any restrictions set forth in the Offering Documents.

7. Miscellaneous.

7.1 **Entire Agreement.** This Agreement, including the Note Terms, constitutes the entire agreement between the parties and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties.

7.2 **Binding Arbitration:** Any dispute under this Subscription Agreement will be resolved under the then prevailing arbitration rules in the County of Dallas, State of Texas.

7.3 **Waiver of Jury Trial.** THE INVESTOR IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

7.4 **Submission to Jurisdiction**. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the Investor ("Proceedings"), the Investor irrevocably submits to the jurisdiction of the federal or state courts located in the County of Dallas, Texas, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

7.5 **Governing Law.** This Agreement shall be governed by and construed in accordance with the laws of the state of Texas without regard to its conflicts of laws principles.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the **Investor** has executed this Subscription Agreement on:

_____ _____, _____

Month   Day   Year

INVESTOR:

_____   _____

Printed Name   Signature

IN WITNESS WHEREOF, the **Subscriber** has executed this Subscription Agreement on:

_____ _____, _____

Month   Day   Year

Baskerville Unlimited, LLC d.b.a. VoltCell

_____   _____   _____

Authorized Signatory Name   Title   Signature

Exhibit A: Note Terms

(Note: The Note Terms will include specific details about the revenue share percentage, payment frequency, caps, limits, and any other relevant terms of the Note.)

The terms of this revenue share agreement cover parameters over a 5-year period, this will be a financial arrangement between an investor(s) or lender and Baskerville Unlimited, LLC dba VoltCell. The key revenue share parameters include:

1. **Investment Multiple:**
   - Percentage of Revenues: 10%
   - Target Multiple: 1.5x
   - Frequency of Payment: Quarterly
   - Maturity Date: December 31, 2028

2. **Revenue Share Payback:** This section will refer to the total amount of revenue that an investor or lender is entitled to receive from Baskerville Unlimited, LLC dba VoltCell. It's the sum of all revenue share payments made over the specified period (in this case, 5 years). The revenue share payback will be based on a 10% revenue share rate over a 5-year period for Baskerville Unlimited, LLC dba VoltCell and Investors.

3. **Period:** The period is the length of time over which the revenue share arrangement will be in effect. The period will be set at set at **5 years**, meaning that the revenue sharing agreement will last for this duration.

4. **Rate:** The revenue share rate will be the percentage of Baskerville Unlimited, LLC dba VoltCell's revenue that an investor or lender is entitled to receive. The rate that an investor will receive is **10%** of Baskerville Unlimited, LLC dba VoltCell's or project's revenue each year for the **5-year** period.

5. **Trigger Mechanism:** The trigger mechanism defines the conditions that must be met for revenue sharing payments to occur. Common triggers include a certain revenue threshold or a specific financial milestone. For instance, revenue sharing payments will only commence once Baskerville Unlimited, LLC dba VoltCell reaches **$200,000** in **Annual Revenue**.

6. **Interest:** Inters will be **Accruing**.

7. **Revenue Source:** Baskerville Unlimited, LLC dba VoltCell's revenue source will be **Net Revenue**.

8. **Payment Frequency:** Baskerville Unlimited, LLC dba VoltCell's payment frequency will be **Quarterly**.

9. **Calculation Method:** The method for calculating revenue share payments will be a **straightforward percentage of net revenue**.

10. Caps and Limits:

Revenue Share Rate: Investor A is entitled to receive 10% of Baskerville Unlimited, LLC dba VoltCell's net revenue each year.

Annual Cap: The agreement includes an annual cap of **10%** of the **Net Revenue**. This means that regardless of how well Baskerville Unlimited, LLC dba VoltCell performs in a given year, Investors annual revenue share cannot exceed 10% of the Net Revenue.

Cumulative Cap (Over 5 Years): In addition to the annual cap, these terms will include a cumulative cap over the entire 5-year period. The cumulative cap is set at $740,000.

11. Default and Termination:
The agreement should outline what happens in the event of default by either party or circumstances that might lead to the termination of the revenue share arrangement before the end of the specified period.

Default and Termination:

Default by Investor(s): In the event that any Investor(s) fail to meet its obligations under this agreement, including, but not limited to, its failure to provide timely reports or financial statements as required, Baskerville Unlimited, LLC dba VoltCell shall have the right to notify Investor(s) in writing of such default. Investor(s) shall have a grace period of 30 days from the date of notification to cure the default. If the default is not cured within the specified grace period, Baskerville Unlimited, LLC dba VoltCell may terminate this agreement with immediate effect and retain any revenue share payments received up to that point.

Default by Baskerville Unlimited, LLC dba VoltCell: In the event that Baskerville Unlimited, LLC dba VoltCell fails to meet its obligations under this agreement, including, but not limited to, its failure to provide accurate financial information or make timely revenue share payments, Investor(s) shall have the right to notify Baskerville Unlimited, LLC dba VoltCell in writing of such default. Baskerville Unlimited, LLC dba VoltCell shall have a grace period of 45 days from the date of notification to cure the default. If the default is not cured within the specified grace period, Investor(s) may terminate this agreement with immediate effect and retain any revenue share payments received up to that point.

Mutual Termination: Both parties may mutually agree to terminate this agreement at any time with written notice to the other party. Upon mutual termination, any outstanding revenue share payments shall be calculated and settled according to the terms outlined in this agreement.

Force Majeure: In the event that either party is unable to fulfill its obligations under this agreement due to circumstances beyond its reasonable control, such as acts of nature, war, strikes, or government regulations (a "Force Majeure Event"), the affected party shall promptly notify the other party and provide reasonable evidence of the Force Majeure Event. In such cases, the affected party's obligations under this agreement shall be suspended for the duration of the Force Majeure Event, and neither party shall be liable for damages resulting from the non-performance caused by the Force Majeure Event.

Consequences of Termination: Upon termination of this agreement for any reason, all rights and obligations of both parties shall cease, except for those provisions that, by their nature, are intended to survive termination, including but not limited to confidentiality, dispute resolution, and any unpaid revenue share payments.

Definitions:

1. Debt Characteristics: Yield: A revenue share note with a 5-year cap to provide investors with a yield or return on their investment. This yield will be a percentage of the company's future revenue. This will represents a periodic payment to investors. Maturity: The 5-year cap refers to the maximum duration of the investment. Unlike traditional debt securities with fixed maturity dates, revenue share notes are structured with a cap on the total payments made to investors, which occurs within a 5-year timeframe.

2. Equity Characteristics: Ownership: Investors in revenue share notes do not have ownership shares or equity in the company. They do not possess voting rights or direct control over the company's decision-making processes. Revenue-Based Returns: Returns to investors are directly tied to the company's revenue. This characteristic aligns with equity investments, where returns are contingent on the company's financial performance.

3. Rights and Obligations: Payment Priority: Revenue share note investors typically have a priority right to receive payments from the company's revenue before other equity stakeholders. They are among the first to receive returns, providing some security in terms of revenue distribution. No Collateral: Revenue share notes are unsecured debt instruments, meaning there is usually no collateral backing the investment. Investors rely on the company's ability to generate revenue for returns. Limited Control: Investors in revenue share notes generally have no control and limited influence over the company's operations or decision-making. Their involvement is primarily financial.

4. Terms: Terms: The terms of revenue share notes can be customized to suit the needs of both the company and investors. The 5-year cap sets a maximum duration for the note and the percentage of revenue shared, will be up to 10% of the profits the company earns.

5. Variable Payments: Payment Structure: Unlike traditional debt with fixed interest payments, revenue share notes provide variable payments. The amount of each payment is contingent on the company's revenue performance during the note's term.